

2016 PROXY STATEMENT

NORFOLK SOUTHERN CORPORATION

NOTICE OF THE
2016 Annual Meeting
AND
2016 Proxy Statement

Thursday, May 12, 2016
8:30 a.m. (EDT)

Conference Center, Williamsburg Lodge
South England Street, Williamsburg, Virginia

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement are forward-looking statements within the meaning of the safe harbor provision of the Private Securities Litigation Reform Act of 1995, as amended, including but not limited to statements included in the section titled "Business Highlights." In some cases, forward-looking statements may be identified by the use of words like "believe," "expect," "anticipate," "estimate," "plan," "consider," "project," and similar references to the future. Forward-looking statements are made as of the date they were first issued and reflect the good-faith evaluation of Norfolk Southern Corporation's ("Norfolk Southern" or the "Corporation") management of information currently available. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Corporation's control. These and other important factors, including those discussed under "Risk Factors" in the Corporation's Form 10-K for the year ended December 31, 2015, as well as the Corporation's other public filings with the Securities and Exchange Commission ("SEC"), may cause our actual results, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements are not, and should not be relied upon as, a guarantee of future performance or results, nor will they necessarily prove to be accurate indications of the times at or by which any such performance or results will be achieved. As a result, actual outcomes and results may differ materially from those expressed in forward-looking statements. We undertake no obligation to update or revise forward-looking statements, whether as a result of new information, the occurrence of certain events or otherwise, unless otherwise required by applicable securities law.

TABLE OF CONTENTS

2 | NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

3 | 2016 PROXY SUMMARY
3 | Voting Matters
3 | Director Nominees

4 | BUSINESS HIGHLIGHTS
4 | Five-Year Strategic Plan
4 | 2015 Business Highlights and Outlook for 2016

6 | CORPORATE GOVERNANCE AND THE BOARD
6 | ITEM 1: Election of Directors
7 | Nominees—For Terms Expiring in 2017
10 | Qualifications of Directors and Nominees
11 | Director Independence
12 | Governance Framework and Practices
12 | Board Leadership Structure
13 | Lead Independent Director
13 | Shareholder Engagement
13 | Special Meetings
14 | Risk Oversight
14 | Board Self-Evaluation Process
14 | Related Persons Transactions
15 | The Thoroughbred Code of Ethics
15 | Retirement Policy
15 | Director Elections Majority Voting Standard and Resignation Requirement
15 | Board Composition and Attendance
16 | Committees of the Board
17 | Compensation Committee Interlocks and Insider Participation
19 | Compensation of Directors

22 | AUDIT COMMITTEE MATTERS
22 | ITEM 2: Ratification of Appointment of Independent Registered Public Accounting Firm
23 | Audit Committee Report

24 | EXECUTIVE COMPENSATION
24 | ITEM 3: Advisory Vote to Approve Executive Compensation
26 | Compensation Committee Report
26 | Compensation Discussion and Analysis
26 | Executive Summary
28 | Our 2015 Named Executive Officers
28 | Objectives of Compensation Program
28 | Compensation Governance
29 | Compensation Policies
30 | Compensation Components
38 | Impact of Tax Treatment of Awards on Norfolk Southern's Compensation Policies
39 | Change-In-Control Agreements
39 | Share Ownership Guidelines for Officers
39 | Policies and Decisions Regarding Adjustment or Recovery of Awards
40 | Executive Compensation Tables
40 | Summary Compensation Table
43 | 2015 Grants of Plan-Based Awards
46 | Outstanding Equity Awards at Fiscal Year-End 2015
48 | Option Exercises and Stock Vested in 2015
49 | Retirement Benefits
50 | Deferred Compensation
51 | Potential Payments Upon A Change in Control or Other Termination of Employment
59 | Compensation Policy Risk Assessment

60 | SHAREHOLDER PROPOSALS
60 | ITEM 4: Advisory Vote on a Shareholder Proposal Concerning Entering into Discussions Regarding a Business Combination
62 | Shareholder Proposal Deadlines
62 | Shareholder Recommendations and Nominations
62 | Other Matters

63 | STOCK OWNERSHIP INFORMATION
63 | Beneficial Ownership of Stock
65 | Section 16(a) Beneficial Ownership Reporting Compliance

66 | VOTING AND PROXIES
66 | Q&A



NORFOLK SOUTHERN CORPORATION
Three Commercial Place, Norfolk, Virginia 23510

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date and Time
Thursday, May 12, 2016, 8:30 A.M., Eastern Daylight Time

Location
Conference Center, Williamsburg Lodge, South England Street, Williamsburg, Virginia

Agenda
At the Annual Meeting, shareholders will vote on the following items:

1. Election of 11 directors for a one-year term.

2. Ratification of the appointment of KPMG LLP, independent registered public accounting firm, as our independent auditors for 2016.

3. Approval, on an advisory basis, of executive compensation.

4. If properly presented at the meeting, an advisory shareholder proposal requesting that the Board enter into discussions regarding a business combination.

Such other business as properly may come before the meeting and any adjournments or postponements.

Record Date
Only shareholders of record as of the close of business on March 22, 2016, will be entitled to notice of and to vote at the Annual Meeting.

Voting
Each share of common stock is entitled to one vote on each of the items to be voted on at the Annual Meeting.

Admission
Only shareholders or their legal proxies may attend the Annual Meeting. To be admitted, you must bring photo identification and – if you are a beneficial owner of shares held in street name – proof of stock ownership. Please refer to page 66 for more information about attending the Annual Meeting.

By order of the Board of Directors,

Denise W. Hutson

Denise W. Hutson
Corporate Secretary

Dated: March 28, 2016

YOUR VOTE IS VERY IMPORTANT

If you do not expect to attend the Meeting, we urge you to vote by marking, dating, and signing the enclosed WHITE proxy card and returning it in the accompanying envelope, or by submitting your proxy over the telephone or the internet as described below and on the WHITE proxy card. You may revoke your proxy at any time before your shares are voted by following the procedures described in "Voting and Proxies" beginning on page 66.

Proxy Voting Methods
Even if you plan to attend the Annual Meeting in person, please vote right away by using one of the following advance voting methods (see "Voting and Proxies" beginning on page 66 for additional details). Make sure to have the WHITE proxy card or voting instruction form in hand and follow the instructions. You can vote in advance using the WHITE proxy card/voting instruction form in one of three ways:



Visit the website listed on the WHITE proxy card/voting instruction form to vote
VIA THE INTERNET



Call the telephone number on the WHITE proxy card/voting instruction form to vote
BY TELEPHONE



Sign, date, and return the WHITE proxy card/voting instruction form in the enclosed envelope to vote
BY MAIL

2016 PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider, and you should read the entire proxy statement before voting.

VOTING MATTERS

Item	Description	Board Recommendation	Page
1	Election of directors	**FOR EACH NOMINEE**	6
2	Ratification of the appointment of our independent auditors	**FOR**	22
3	Approval, on an advisory basis, of executive compensation	**FOR**	24
4	If properly presented at the meeting, an advisory shareholder proposal requesting that the Board enter into discussions regarding a business combination	**AGAINST**	60

DIRECTOR NOMINEES

- 10 of 11 director nominees are independent
- 73% of our director nominees have tenure of less than seven years
- Highly-qualified directors with diversity of skills, background and experience

Name	Age	Director Since	Principal Occupation	Independent	Committee Memberships
Thomas D. Bell, Jr.	66	2010	Chairman Mesa Capital Partners, LLC	✓	Compensation Executive Finance and Risk Management (Chair)
Erskine B. Bowles	70	2011	Senior Advisor and Non-Executive Vice Chairman BDT Capital Partners, LLC	✓	Compensation Finance and Risk Management
Robert A. Bradway	53	2011	Chairman and CEO Amgen, Inc.	✓	Audit Governance and Nominating
Wesley G. Bush	54	2012	Chairman, CEO and President Northrop Grumman Corp.	✓	Compensation Finance and Risk Management
Daniel A. Carp	67	2006	Non-Executive Chairman Delta Air Lines, Inc.	✓	Compensation (Chair) Executive Governance and Nominating
Steven F. Leer (Lead Director)	63	1999	Former CEO and Chairman Arch Coal, Inc.	✓	Compensation Executive Governance and Nominating (Chair)
Michael D. Lockhart	67	2008	Former Chairman, President and CEO Armstrong World Industries, Inc.	✓	Audit Finance and Risk Management
Amy E. Miles	49	2014	CEO Regal Entertainment Group, Inc.	✓	Audit Finance and Risk Management
Martin H. Nesbitt	53	2013	Co-Founder The Vistria Group	✓	Audit Finance and Risk Management
James A. Squires	54	2014	Chairman, President and CEO Norfolk Southern Corp.		Executive (Chair)
John R. Thompson	64	2013	Former Senior Vice President and General Manager Best Buy.com LLC	✓	Audit Governance and Nominating

BUSINESS HIGHLIGHTS

This summary provides highlights from our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as filed with the Securities and Exchange Commission ("SEC") on February 8, 2016 (the "2015 Form 10-K"), and from our Fourth-Quarter Earnings Presentation, filed with the SEC on Form 8-K on January 27, 2016 (the "2016 Form 8-K"), to assist you in reviewing Norfolk Southern's 2015 performance and 2016 projections. The information contained below is only a summary, and you should refer to the more comprehensive discussions contained in our 2015 Form 10-K and 2016 Form 8-K for additional information about these highlights.

FIVE-YEAR STRATEGIC PLAN

In December of 2015, we announced our five-year strategic plan to maximize long-term shareholder value by improving operations, reducing costs, and increasing revenue. The detailed components of our strategic plan include, among others:

- delivering sustainable, profitable growth which is projected to generate double-digit compound annual growth in earnings per share by optimizing pricing and targeting service-sensitive markets;
- targeting expense savings of $130 million in 2016, as well as annual expense savings of $650 million and an operating ratio below 65% by 2020. We will achieve this by focusing on managing headcount, increasing locomotive productivity, and improving fuel efficiency and network rationalization;
- continuing a strong record of returning a significant amount of capital to our shareholders through both our long-standing share repurchase program and commitment to a targeted 33% dividend pay-out ratio; and
- investing in our infrastructure with $2.1 billion of capital expenditure for 2016 and a targeted spending of approximately 17% of yearly revenue on capital expenditures by 2020 in order to deliver best-in-class customer service.

Our Board and management team are confident that this strategic plan is the best means by which we can continue to build long-term, sustainable value for all of our shareholders.

2015 BUSINESS HIGHLIGHTS AND OUTLOOK FOR 2016

2015 Performance. Norfolk Southern achieved near all-time best service levels and continued our focus on deploying our resources to operate more efficiently—all despite the significant economic headwinds faced by the railroad industry in 2015 from low commodity prices and a strong U.S. dollar.

Among our 2015 achievements were:

- restructuring our Triple Crown Services Company subsidiary;
- closing our Roanoke, Virginia corporate office; and
- commencing the consolidation of our coal dock operations in Northern Ohio.

As a result of operational improvements, including the addition of capacity to our growing intermodal business, our network fluidity improved throughout the year. These improvements are evidenced by a 21% decrease in terminal dwell year-over-year and a 17% improvement in train speed over the same time period.

Train Speed & Terminal Dwell



In addition, we continued our commitment to safety as our top priority, resulting in lowered employee injury ratios year-over-year. We also continued our focus on sustainability, with our goal of improving fuel efficiency and achieving industry leadership in fuel conservation, emissions reduction, efficient energy use, recycling, use of renewable materials, and environmental partnerships.

We provided significant returns of capital to shareholders in 2015. We repurchased $1.1 billion of Norfolk Southern stock to retire 11.3 million shares and paid over $700 million in dividends, representing a 6% increase in dividends per share for the year.

Total Shareholder Returns*
(dollars)



*   Assumes that the value of the investment in Norfolk Southern Corporation common stock and each index was $100 on Dec. 31, 2010, and that all dividends were reinvested. Data furnished by Bloomberg Financial Markets.

Transition to New Leadership. Norfolk Southern had a smooth leadership transition in 2015 and early 2016, with changes in a number of our executive leadership positions. The Board appointed:

*   Mr. Squires Chief Executive Officer, effective June 1, 2015, and Chairman of the Board of Directors, effective October 1, 2015.
*   Mr. Shaw Executive Vice President and Chief Marketing Officer, effective May 16, 2015, following Mr. Seale's retirement.
*   Ms. Earhart Chief Information Officer, upon assuming additional information technology duties, effective October 1, 2015, upon Ms. Butler's retirement.
*   Mr. Wheeler Executive Vice President and Chief Operating Officer, effective February 1, 2016, upon Mr. Manion's retirement.

Our new management team has been executing on a comprehensive strategic plan to streamline operations, drive profitability, and accelerate growth in order to increase revenue and earnings per share. The Board is confident that this new leadership is the right team to lead Norfolk Southern forward and enhance shareholder value.

2016 Expectations. In 2016, as a result of our strategic plan, we expect to see continued improvement in our service levels and the implementation of multiple cost control initiatives, as we balance resources with the demand for our high-quality rail service. With renewed focus on improving our rail service, generating higher returns on capital, and increasing the efficiency of our resources, we believe we are well-positioned to meet continued headwinds in 2016.

CORPORATE GOVERNANCE AND THE BOARD

ITEM 1: ELECTION OF DIRECTORS

The following individuals have been nominated for election as directors for a one-year term expiring at the 2017 Annual Meeting: Thomas D. Bell, Jr., Erskine B. Bowles, Robert A. Bradway, Wesley G. Bush, Daniel A. Carp, Steven F. Leer, Michael D. Lockhart, Amy E. Miles, Martin H. Nesbitt, James A. Squires and John R. Thompson. Karen N. Horn will retire from the Board of Directors effective the date of this Annual Meeting in accordance with the director retirement policy in Norfolk Southern's Corporate Governance Guidelines.

If any nominee becomes unable to serve, your proxy will be voted for a substitute nominee to be designated by the Board of Directors, or the Board of Directors will reduce the number of directors.

So that you have information concerning the independence of the process by which our Board of Directors selected the nominees, we confirm, as required by the SEC, that (1) there are no family relationships among any of the nominees or among any of the nominees and any officer and (2) there is no arrangement or understanding between any nominee or director and any other person pursuant to which the nominee or director was selected.

The Board of Directors unanimously recommends that shareholders use the WHITE proxy card to vote FOR each of the nominees for election as directors.

Additional information on the experience and expertise of the director nominees can be found on the following pages.

NOMINEES



Director since: 2010
Committees:
Compensation
Executive
Finance and Risk
   Management (Chair)

Thomas D. Bell, Jr.
Independent

Mr. Bell, 66, is the Chairman of Mesa Capital Partners, a real estate investment company. Mr. Bell also served as non-executive Chairman of SecurAmerica LLC, a provider of contract security services, from 2010 through 2012. Mr. Bell previously served as Chairman and Chief Executive Officer of Cousins Properties, Inc. and Young and Rubicam Inc. He is a director of Regal Entertainment Group, Inc. and AGL Resources and has also previously served as a director of Cousins Properties, Inc.

Areas of Expertise: CEO/Senior Officer; Environmental and Safety; Governance/Board; Governmental Relations; Human Resources and Compensation; Marketing; Strategic Planning



Director since: 2011
Committees:
Compensation
Finance and Risk
   Management

Erskine B. Bowles
Independent

Mr. Bowles, 70, has been a Senior Advisor and non-executive Vice Chairman of BDT Capital Partners, LLC, since January 2012. He was Co-Chairman of the National Commission on Fiscal Responsibility and Reform. Mr. Bowles was President of the University of North Carolina from 2006 to 2010, and previously served as White House Chief of Staff under President Clinton. He is currently a director of Morgan Stanley and Facebook, Inc. Mr. Bowles was formerly a director of Belk, Inc., General Motors Company, Cousins Properties, Inc., and North Carolina Mutual Life Insurance Company.

Areas of Expertise: CEO/Senior Officer; Finance and Accounting; Governance/Board; Governmental Relations; Human Resources and Compensation; Strategic Planning



Director since: 2011
Committees:
Audit
Governance and
   Nominating

Robert A. Bradway
Independent

Mr. Bradway, 53, has been the Chief Executive Officer of Amgen, Inc., a biotechnology company, since May 2012. Mr. Bradway previously served as President and Chief Operating Officer of Amgen from 2010 through 2012 and as Executive Vice President and Chief Financial Officer from 2007 to 2010. Mr. Bradway is a director of Amgen and was elected as Chairman of its Board of Directors in 2013.

Areas of Expertise: CEO/Senior Officer; Environmental and Safety; Finance and Accounting; Governance/Board; Governmental Relations; Information Technology; Strategic Planning



Director since: 2012
Committees:
Compensation
Finance and Risk
    Management

Wesley G. Bush
Independent

Mr. Bush, 54, has been Chief Executive Officer and President of Northrop Grumman Corporation, a global aerospace and defense technology company, since 2010, having served previously as Northrop Grumman's President and Chief Operating Officer from 2007 to 2009, and President and Chief Financial Officer from 2006 to 2007. Mr. Bush is a director of Northrop Grumman and was elected as Chairman of its Board of Directors in 2011.

Areas of Expertise: CEO/Senior Officer; Environmental and Safety; Finance and Accounting; Governance/Board; Governmental Relations; Information Technology; Strategic Planning; Transportation



Director since: 2006
Committees:
Compensation (Chair)
Executive
Governance and
    Nominating

Daniel A. Carp
Independent

Mr. Carp, 67, served as Chairman of the Board and Chief Executive Officer of Eastman Kodak Company until his retirement in 2005. Mr. Carp has served as non-executive Chairman of the Board of Delta Air Lines Inc. since 2007, and will continue in this role until May 2, 2016, when he will step down as non-executive Chairman, but continue his service as a director of Delta. Mr. Carp is also a director of Texas Instruments Incorporated.

Areas of Expertise: CEO/Senior Officer; Governance/Board; Human Resources and Compensation; Information Technology; Strategic Planning; Transportation



Director since: 1999
Committees:
Compensation
Executive
Governance and
    Nominating (Chair)

Steven F. Leer
Independent

Mr. Leer, 63, served as the Chief Executive Officer of Arch Coal, Inc., a company engaged in coal mining and related businesses, from 1992 through 2012, as Chairman of its Board of Directors from 2006 through 2012 and as its Executive Chairman from 2012 through 2014. Mr. Leer served as Senior Advisor to the President and CEO of Arch Coal from 2014 through May 2015. He is also a director of USG Corporation and Cenovus Energy Inc.

Areas of Expertise: CEO/Senior Officer; Environmental and Safety; Governance/Board; Human Resources and Compensation; Marketing; Strategic Planning; Transportation



Director since: 2008
Committees:
Audit
Finance and Risk
Management

Michael D. Lockhart
Independent

Mr. Lockhart, 67, served as Chairman of the Board, President and Chief Executive Officer of Armstrong World Industries, Inc., and its predecessor, Armstrong Holdings, Inc., from 2000 until his retirement in February 2010. Mr. Lockhart previously served as Chairman and Chief Executive Officer of General Signal Corporation, a diversified manufacturer, from September 1995 until it was acquired in 1998. Mr. Lockhart has previously served as a director of Armstrong World Industries, Inc.

Areas of Expertise: CEO/Senior Officer; Environmental and Safety; Finance and Accounting; Governance/Board; Marketing; Strategic Planning; Transportation



Director since: 2014
Committees:
Audit
Finance and Risk
Management

Amy E. Miles
Independent

Ms. Miles, 49, has served as Chief Executive Officer of Regal Entertainment Group, Inc., the largest movie theater company in the U.S., since 2009. Prior to that, she served as Executive Vice President, Chief Financial Officer, and Treasurer of Regal Entertainment Group, Inc. Ms. Miles joined Regal Cinemas Inc. as Senior Vice President Finance in 1999, after working with Deloitte & Touche LLP and PricewaterhouseCoopers LLP. Ms. Miles also serves as a director of Regal Entertainment Group, Inc. and Townsquare Media, Inc.

Areas of Expertise: CEO/Senior Officer; Finance and Accounting; Governance/Board; Marketing; Strategic Planning



Director since: 2013
Committees:
Audit
Finance and Risk
Management

Martin H. Nesbitt
Independent

Mr. Nesbitt, 53, is the Co-Founder of The Vistria Group, a private equity firm. Mr. Nesbitt served as President and Chief Executive Officer of PRG Parking Management, LLC, an off-airport parking management company, and Managing Director of Green Courte Partners, LLC, a real estate investment firm, until 2012. Mr. Nesbitt is a director of Jones Lang LaSalle Inc. and American Airlines Group Inc.

Areas of Expertise: CEO/Senior Officer; Finance and Accounting; Governance/Board; Governmental Relations; Marketing; Strategic Planning



James A. Squires

Mr. Squires, 54, has been President of Norfolk Southern since 2013 and Chief Executive Officer since June 2015. Mr. Squires was named Chairman of the Board of Norfolk Southern beginning October 2015. Prior thereto he served as Executive Vice President-Administration, Executive Vice President-Finance and Chief Financial Officer, Senior Vice President Finance, Senior Vice President Law, and Vice President Law of Norfolk Southern Corporation.

Director since: 2014
Committees:
Executive (Chair)

Areas of Expertise: CEO/Senior Officer; Finance and Accounting; Governance/Board; Governmental Relations; Human Resources and Compensation; Strategic Planning; Transportation



John R. Thompson
Independent

Mr. Thompson, 64, has been a government relations consultant for Best Buy Co., Inc., a multinational consumer electronics corporation, since October 2012. Mr. Thompson served as Senior Vice President and General Manager of BestBuy.com LLC from 2002 through 2012. Mr. Thompson was formerly a director of Belk, Inc. and Wendy's International, Inc.

Director since: 2013
Committees:
Audit
Governance and
   Nominating

Areas of Expertise: CEO/Senior Officer; Finance and Accounting; Governance/Board; Governmental Relations; Information Technology; Marketing; Strategic Planning

QUALIFICATIONS OF DIRECTORS AND NOMINEES

Our directors have diverse backgrounds and provide critical experience and expertise to Norfolk Southern. The Governance and Nominating Committee carefully considers the experience and qualifications of each director standing for re-election and potential nominee for election, to ensure that the Board can effectively carry out its oversight role on behalf of our shareholders.

The Governance and Nominating Committee has identified ten areas of expertise that are of particular importance to Norfolk Southern given the nature of our business and our expectations for the future of our company. The categories identified by the Governance and Nominating Committee are as follows:

CEO/Senior Officer—Experience working as a CEO or Senior Officer of a major public or private company or non-profit entity.

Environmental and Safety—A thorough understanding of safety and environmental issues and transportation industry regulations.

Finance and Accounting—Senior executive level experience in financial accounting and reporting, auditing, corporate finance and/or internal controls.

Governance/Board—Prior or current experience as a board member of a major organization (private, public or nonprofit).

Governmental Relations—Experience in or a strong understanding of the workings of government and public policy on a local, state and national level.

Human Resources and Compensation—Senior executive level experience or membership on a board compensation committee with an extensive understanding of compensation programs, particularly compensation programs for executive level employees and incentive based compensation programs.

Information Technology—Senior executive level or board experience with information technology issues for a major public, private or non-profit entity.

Marketing—Senior executive level experience in marketing combined with a strong working knowledge of Norfolk Southern's markets, customers and strategy.

Strategic Planning—Senior executive level experience in strategic planning for a major public, private or non-profit entity.

Transportation—Extensive knowledge and experience in the transportation industry, either as a senior executive of a transportation or logistics company or as a senior executive of a customer of a transportation company.

The table and chart below summarize the areas of expertise that our Governance and Nominating Committee has identified as being represented on our Board, both from an individual and collective standpoint. In addition to these areas of expertise, the Governance and Nominating Committee also considers ethical integrity, board dynamics, reputation of potential nominees, recommendations of director search firms, and diversity of the Board.

Norfolk Southern defines diversity as the collective mixture of similarities and differences that impact our workforce, workplace, and marketplace. Our Governance and Nominating Committee views diversity broadly, seeking to nominate individuals from varied backgrounds, perspectives, and experiences. The Governance and Nominating Committee does not have a specific written policy on the diversity of the Board of Directors at this time. However, more information on Norfolk Southern's diversity principles and philosophy can be found on our website under the "Careers" tab in "Diversity and Inclusion."

	Bell	Bowles	Bradway	Bush	Carp	Leer	Lockhart	Miles	Nesbitt	Squires	Thompson
CEO/Senior Officer	•	•	•	•	•	•	•	•	•	•	•
Environmental and Safety	•		•	•		•	•				
Finance and Accounting		•	•	•			•	•	•	•	•
Governance/Board	•	•	•	•	•	•	•	•	•	•	•
Governmental Relations	•	•	•	•					•	•	•
HR and Compensation	•	•			•	•				•	
Information Technology			•	•	•						•
Marketing	•					•	•	•	•		•
Strategic Planning	•	•	•	•	•	•	•	•	•	•	•
Transportation				•	•	•	•			•	


CEO/Senior Officer 11
Environmental and Safety 5
Finance and Accounting 8
Governance/Board 11
Governmental Relations 7
HR and Compensation 5
Information Technology 4
Marketing 6
Strategic Planning 11
Transportation 5

More information on director qualifications and nomination is contained in Norfolk Southern's Corporate Governance Guidelines, posted under the "Investors" tab in "Governance Documents" on our website.

DIRECTOR INDEPENDENCE

The Board of Directors has considered whether the members of our Board of Directors are independent. A director is considered "independent" if the Board determines that the director has no material relationship with Norfolk Southern (directly or as a partner, shareholder or officer of an organization that has a relationship with Norfolk Southern). The Board makes these determinations after full deliberation, considering all relevant facts and circumstances. To aid in its evaluation of director independence, the Board has adopted categorical independence standards. Under the standards, an individual director is "independent," unless the Board determines otherwise, if none of the following relationships exists between Norfolk Southern and the director:

- the director is, or has been within the last three years, an employee, or an immediate family member of the director is, or has been within the last three years, an Executive Officer of Norfolk Southern or any of our consolidated subsidiaries;
- the director or an immediate family member of the director has received during any twelve-month period within the last three years more than $120,000 in direct compensation from Norfolk Southern or any of our consolidated subsidiaries, other than director and committee fees;

- (a) the director is a current partner or employee of a present or former internal or external auditor of Norfolk Southern or any of our consolidated subsidiaries, (b) the director has an immediate family member who is a current partner of such a firm, (c) the director has an immediate family member who is a current employee of such a firm and personally works on Norfolk Southern's audit, or (d) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on Norfolk Southern's audit within that time;
- the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where one of our Executive Officers serves as a director and sits on that company's compensation committee;
- the director is an executive officer or employee, or an immediate family member of the director is an executive officer, of a company that makes payments to, or receives payments from, Norfolk Southern or any of our consolidated subsidiaries for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues; and
- the director is an executive officer or compensated employee, or an immediate family member of the director is an executive officer, of a charitable organization that receives donations from Norfolk Southern, any of our consolidated subsidiaries or the Norfolk Southern Foundation in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such charitable organization's donations.

For purposes of these categorical standards, "immediate family member" has the definition used in the New York Stock Exchange's Listing Standards. These categorical independence standards are available on our website at *www.nscorp.com* under the "Investors" tab in "Governance Documents."

The Board has determined that all the director nominees other than Mr. Squires satisfy the above categorical standards and qualify as independent directors of Norfolk Southern. Mr. Squires serves as our Chairman, President and Chief Executive Officer and, therefore, is not an independent director. In making these independence determinations, our Board of Directors considered the following transaction:

- We provided transportation services to, received coal royalties and rental payments from, and paid contract refunds to Arch Coal, Inc. in the ordinary course of business during 2015. Mr. Leer served as Senior Advisor to the President/CEO of Arch Coal through May 2015. Mr. Leer was not an executive officer or director of Arch Coal during 2015.

This transaction did not exceed our categorical independence standard and was not sufficiently material as to require disclosure as a Related Persons Transaction under Item 404(a) of Regulation S-K. In addition, the Board considered this relationship in its nomination of Mr. Leer and determined both that his independence as a director of Norfolk Southern is not impaired and that Mr. Leer's extensive experience with a coal company, an important revenue group for Norfolk Southern, is particularly valuable expertise for the Board of Directors.

GOVERNANCE FRAMEWORK AND PRACTICES

The Board of Directors has adopted Corporate Governance Guidelines that, among other matters, describe procedures for shareholders and other interested parties who wish to contact the non-employee members of the Board (the "outside" directors). The Corporate Governance Guidelines are available on our website at *www.nscorp.com* under the "Investors" tab in "Governance Documents."

BOARD LEADERSHIP STRUCTURE

Mr. Squires has served as Chief Executive Officer since June 1, 2015 and as Chairman since October 1, 2015. While the Board believes that combining the CEO and Chairman positions provides a leadership structure that is in the best interests of Norfolk Southern and our shareholders, the Board of Directors recognizes the importance of strong independent board leadership and has provided for such leadership by designating a Lead Independent Director, as discussed in detail below.

Combining the CEO and Chairman positions provides for consistency of leadership of the Board and management and maintains clear lines of authority. Given that Mr. Squires' knowledge of the Corporation is more extensive than that of any other director, he is particularly well equipped to lead the Board and set the Board's agenda in collaboration with our Lead Independent Director. Further, Mr. Squires' experience gives him a depth of knowledge about the broader industry that the Board believes is a highly valuable feature for the Chairman.

From June 1, 2015 until October 1, 2015, as part of the Board's succession plan, our former Chairman and Chief Executive Officer, Mr. Moorman, held the position of Executive Chairman, and from October 1, 2015 to December 31, 2015, Mr. Moorman held the position of Senior Advisor to the CEO. In these roles, Mr. Moorman advised and supported Mr. Squires as he transitioned into his new positions. Mr. Moorman's continued support facilitated a smooth transition of leadership, and allowed Norfolk Southern to continue to benefit from Mr. Moorman's extensive experience with Norfolk Southern and his insights regarding its customers, operations, markets, and the railroad industry.

LEAD INDEPENDENT DIRECTOR

In order to provide strong independent Board leadership, the Board's leadership structure is enhanced by the role of our Lead Independent Director, who:

- is selected from the independent directors of the Board by the independent directors;
- presides at all meetings of the Board at which the Chairman is not present, including all meetings of the outside directors;
- calls additional meetings of the outside directors as necessary;
- serves as a liaison between our Chairman and CEO and the independent directors, conferring with the Chairman and CEO on a number of topics, including the effectiveness of Board meetings;
- develops and approves, together with our Chairman and CEO, Board and committee meeting agendas, meeting schedules, and other materials to be distributed to the Board in order to ensure sufficient time for informed discussions of complex issues;
- monitors the flow of information from the committee chairs to the directors, reviews shareholder communications, meets with significant shareholders as appropriate, and interviews potential director candidates; and
- presides over our Board evaluation process.

Mr. Leer was selected by the independent directors to be our Lead Independent Director in 2013. Mr. Leer is an experienced director with extensive knowledge of Norfolk Southern's business, drawing from his perspectives both as a board member and as a former customer. While Mr. Leer has extensive experience as a public company CEO and chairman, because he is not currently a standing executive he is able to devote extensive time and focus to his role as Lead Independent Director. Mr. Leer has served as a director of Norfolk Southern through two leadership transitions and has been instrumental in providing continuity in the leadership of the Board, and in facilitating communication amongst board members.



"It is an honor to serve as your Lead Independent Director on such a committed, engaged board in what has been an active year for Norfolk Southern. Over the past year, I - along with a fellow independent director - have made it a priority to speak with many of our shareholders, representing a large portion of our shareholder base, and we were encouraged by your support and appreciative of your feedback. Your board is focused on executing its oversight role in shareholder value creation and continuing to fulfill its fiduciary duties on behalf of you, our shareholders."

Steven F. Leer

More information on the position of Lead Independent Director is contained in Norfolk Southern's Corporate Governance Guidelines, posted under the "Investors" tab in "Governance Documents" on our website.

SHAREHOLDER ENGAGEMENT

Norfolk Southern regularly engages with its shareholders on governance issues, executive compensation issues, and other matters of interest to shareholders. During 2015, we continued our shareholder outreach program and met with many of our largest institutional investors. Our outreach program included one-on-one meetings and governance roadshows, and involved two of our directors - including our Lead Independent Director - and our CEO, CFO, Director of Investor Relations, Corporate Secretary, and governance team. Feedback we received from shareholders was presented to our Governance and Nominating Committee or Compensation Committee, as appropriate, for that committee's consideration. Our Governance and Nominating Committee, headed by our Lead Independent Director, discussed both the process for conducting this outreach program and the results of these shareholder meetings.

SPECIAL MEETINGS

A special meeting will be called by the Corporate Secretary of the Corporation upon written request by one or more shareholders who in the aggregate represent at least 20% of the Corporation's voting shares and who otherwise comply with the Corporation's Bylaws, which are posted on our website under the "Investors" tab in "Governance Documents."

RISK OVERSIGHT

Norfolk Southern considers and manages opportunities, threats, and uncertainties that may impact the Corporation's business objectives by employing a robust Enterprise Risk Management ("ERM") program. The ERM program supports the Corporation's achievement of business objectives by enabling a collaborative risk management environment to proactively identify, assess, monitor, and mitigate business risk.

The Board of Directors is ultimately responsible for oversight of the ERM program. In 2015, the Board reconstituted the Finance Committee as the Finance and Risk Management Committee and delegated oversight of the ERM program to it. The Finance and Risk Management Committee:

- recommends ERM program procedures and processes to the Board;
- oversees the ERM program and requests reports from management on its monitoring and mitigation of risks;
- discusses with management the relationship between Norfolk Southern's risk appetite and business strategies; and
- collaborates with the Audit Committee to assist it in its review of major financial risk exposures and its oversight of the guidelines and policies used to govern the ERM program.

Other Board committees also play a role in risk oversight:

- The Audit Committee is responsible for oversight of ERM program guidelines and policies, and considers Norfolk Southern's major financial risk exposures, as well as risks associated with financial reporting and fraud.
- The Compensation Committee considers major compensation-related risks when reviewing our compensation strategy, plans and programs.

Management implements the ERM program through its Enterprise Risk Council. The Council is comprised of executive leadership and the chief risk officer, who coordinate with business leaders across Norfolk Southern to assess and mitigate enterprise risks. Management provides regular presentations and updates on risk management efforts to the Finance and Risk Management Committee. In addition, the Board or the Finance and Risk Management Committee may conduct additional risk assessments at any time, and the Board - and each of its committees - is empowered to engage outside advisors to assist in performing its risk oversight duties.

BOARD SELF-EVALUATION PROCESS

Our Lead Independent Director presides over our annual board self-evaluation process. For the 2015 evaluation, the Board retained a third-party firm to facilitate the evaluation, with evaluation results sent directly to the directors without input or interpretation by management. The Board believes these changes have allowed the evaluation process to be more robust and ensure that the process is free from any conflicts of interest and is truly an independent review.

RELATED PERSONS TRANSACTIONS

During 2015, Norfolk Southern did not have any related persons transactions.

We may occasionally participate in transactions with certain "related persons." Related persons include our Executive Officers, directors, beneficial owners of 5% or more of our common stock, immediate family members of these persons, and entities in which one of these persons has a direct or indirect material interest. We refer to transactions with these related persons as "related persons transactions." We have adopted a written policy to prohibit related persons transactions unless they are determined to be in Norfolk Southern's best interests. Under this policy, the Audit Committee is responsible for the review and approval of each related persons transaction exceeding $120,000. In instances where it is not practicable or desirable to wait until the next meeting of the Audit Committee for review of a related persons transaction, the Chair of the Audit Committee has been delegated authority to act between Audit Committee meetings. The Audit Committee, or the Chair, considers all relevant factors when determining whether to approve a related persons transaction, including whether the proposed transaction is on terms and made under circumstances that are at least as favorable to Norfolk Southern as would be available in comparable transactions with or involving unaffiliated third parties. Among other relevant factors, they consider:

- the size of the transaction and the amount of consideration payable to the related person(s);
- the nature of the interest of the applicable director, director nominee, Executive Officer, or 5% shareholder, in the transaction; and
- whether we have developed an appropriate plan to monitor or otherwise manage the potential for a conflict of interest.

The Chair must report any action taken pursuant to this delegated authority to the Audit Committee at its next meeting. In addition, at the Audit Committee's first meeting of each fiscal year, it reviews all previously approved related persons transactions that remain ongoing and have a remaining term or remaining amounts payable to or receivable from us of more than $120,000. Based on all relevant facts and circumstances, taking into consideration our contractual obligations, the Audit Committee determines whether it is in our and our shareholders' best interest to continue, modify or terminate the related persons transaction.

THE THOROUGHBRED CODE OF ETHICS

The Board has approved and adopted The Thoroughbred Code of Ethics, which applies to all directors, officers and employees of Norfolk Southern, and a Code of Ethical Conduct for Senior Financial Officers that applies to specified financial officers. These documents and our Corporate Governance Guidelines are available on our website at *www.nscorp.com* under the "Investors" tab in "Governance Documents." Any shareholder may request printed copies of our Corporate Governance Guidelines, The Thoroughbred Code of Ethics or Code of Ethical Conduct for Senior Financial Officers by contacting: Denise W. Hutson, Corporate Secretary, Norfolk Southern Corporation, Three Commercial Place, 13th Floor, Norfolk, Virginia 23510-9219 (telephone 757-823-5567).

RETIREMENT POLICY

Under our Corporate Governance Guidelines, a director must retire effective as of the date of the annual meeting that falls on or next follows the date of that director's 72nd birthday.

DIRECTOR ELECTIONS MAJORITY VOTING POLICY AND RESIGNATION REQUIREMENT

Norfolk Southern's Bylaws require that in an uncontested election of directors, a director will be elected by a majority of votes cast. Any incumbent director who is not re-elected will promptly tender his or her resignation to the Board of Directors for consideration by our Governance and Nominating Committee. The Governance and Nominating Committee will promptly consider the resignation and recommend to the Board of Directors whether to accept or reject the tendered resignation. The Board of Directors will act on the Committee's recommendation within 90 days following certification of the election results. Any director who tenders his or her resignation pursuant to this provision will not participate in the Governance and Nominating Committee's recommendation or Board of Directors' consideration regarding whether or not to accept the tendered resignation. If the resignation is accepted, the Governance and Nominating Committee will recommend to the Board whether to fill the vacancy or reduce the size of the Board. We will publicly disclose the Board of Directors' decision within four business days, including a full explanation of the process by which the decision was reached and, if applicable, the reasons why the Board rejected the director's resignation.

BOARD COMPOSITION AND ATTENDANCE

On September 22, 2015, the Board of Directors amended our Bylaws, effective December 31, 2015, to reduce the size of the Board from thirteen to twelve directors upon the retirement of Mr. Moorman. Karen N. Horn will retire from the Board of Directors effective the date of this Annual Meeting, in accordance with the director retirement policy in our Corporate Governance Guidelines. On February 22, 2016, the Board further amended our Bylaws to reduce the number of directors from twelve to eleven, effective the date of this Annual Meeting, in light of this retirement.

The Board met fourteen times in 2015. Each director attended not less than 86% of the aggregate number of meetings of the Board and meetings of all committees on which such director served.

The Corporate Governance Guidelines also describe the Board's policy with respect to director attendance at the Annual Meeting of Shareholders, which is that, to the extent possible, each director is expected to attend the Annual Meeting of Shareholders. We work hard to coordinate schedules so that all of our directors can attend, but occasionally events arise that we are unable to schedule around. All but three of our then-current directors attended our 2015 Annual Meeting of Shareholders, and this was due to unavoidable conflicts. These absences were unusual: over the prior ten years, we had only one director absence from an annual meeting.

COMMITTEES OF THE BOARD

Our Board committees and their responsibilities are described below. Each committee operates under a charter approved by the Board of Directors which requires that the committee evaluate its performance at least annually. The committee's evaluation includes effectiveness, size and composition, the quality of information and presentations given to the committee by management, the suitability of the committee's duties and other issues that the committee deems appropriate. Copies of the committee charters are available on our website under the "Investors" tab in "Governance Documents" at *www.nscorp.com*. Any shareholder may request printed copies of one or more of the committee charters by contacting: Denise W. Hutson, Corporate Secretary, Norfolk Southern Corporation, Three Commercial Place, 13th Floor, Norfolk, Virginia 23510-9219 (telephone 757-823-5567).

AUDIT COMMITTEE

Current members: Karen N. Horn (Chair)
Robert A. Bradway
Michael D. Lockhart
Amy E. Miles
Martin H. Nesbitt
John R. Thompson

Meetings in 2015: Eight

All members of the Audit Committee are independent (see information under "Director Independence" on page 11), satisfy all additional requirements for service on an Audit Committee, as defined by the applicable rules of the New York Stock Exchange and the SEC, and qualify as "audit committee financial experts," as that term is defined by SEC rules. No member of the Committee serves on more than three public company audit committees.

During 2015 the Audit Committee:

- assisted board oversight of the accuracy and integrity of our financial statements, financial reporting process and internal control systems;
- engaged an independent registered public accounting firm (subject to shareholder ratification) based on an assessment of their qualifications and independence, and pre-approved all fees associated with their engagement;
- evaluated the efforts and effectiveness of our independent registered public accounting firm and Audit and Compliance Department, including their independence and professionalism;
- facilitated communication among the Board, the independent registered public accounting firm, our financial and senior management and our Audit and Compliance Department;
- assisted board oversight of our compliance with applicable legal and regulatory requirements;
- reviewed procedures established for the receipt, retention, and treatment of complaints received, including confidential, anonymous submissions by employees, or others, of concerns regarding questionable accounting or auditing matters, and significant cases of alleged employee conflict of interest, ethical violations, misconduct, or fraud, the volume and nature of calls to the "Ethics and Compliance Hotline" and other matters similar in nature;
- discussed the Corporation's guidelines and policies with respect to risk assessment and risk management, including the Corporation's major financial risk exposures and the steps Management has taken to monitor and control such exposures; and
- prepared the "Audit Committee Report" that SEC rules require be included in our annual proxy statement.

COMPENSATION COMMITTEE

Current members: Daniel A. Carp (Chair)
Thomas D. Bell, Jr.
Erskine B. Bowles
Wesley G. Bush
Steven F. Leer

Meetings in 2015: Six

All members of the Compensation Committee are independent (see information under "Director Independence" on page 11) and satisfy all additional requirements for service on a Compensation Committee, as defined by the applicable rules of the New York Stock Exchange and the SEC.

During 2015 the Compensation Committee:

- considered and made recommendations to the Board concerning the compensation levels, plans and programs for the directors, chief executive officer and executive officers;
- reviewed and approved corporate goals and objectives relevant to the chief executive officer's compensation and considered and recommended to the independent members of the Board the compensation of the chief executive officer based on an evaluation of his performance relative to those corporate goals and objectives;
- considered the results of the shareholder advisory vote on executive compensation in connection with its review of Norfolk Southern's executive compensation strategy, plans and programs;
- provided oversight of each management annual incentive plan, deferred compensation plan, long-term incentive plan and other executive compensation plan that the Board has adopted and granted, recommended or approved awards under the plans;
- provided oversight of the design of our employee retirement plans;
- made any other compensation decisions for which it is desirable to achieve the protections afforded by Section 162(m) of the Internal Revenue Code, Rule 16b-3, or by other laws or regulations that may be or become relevant in this area and in which only disinterested directors may participate; and
- oversaw disclosures included in the Compensation Discussion and Analysis ("CD&A") and produced a Compensation Committee Report indicating that it has reviewed and discussed the CD&A with management and approved its inclusion in the annual proxy statement.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during 2015 were Daniel A. Carp, Chair, Thomas D. Bell, Jr., Erskine B. Bowles, Wesley G. Bush, and Steven F. Leer. None of the these members have ever been employed by Norfolk Southern, and no members had any relationship with us during 2015 requiring disclosure as a transaction with a related person, promoter, or control person under Item 404 of Regulation S-K or under the Compensation Committee Interlocks disclosure requirements of Item 407(e)(4) of Regulation S-K.

EXECUTIVE COMMITTEE

Current members: James A. Squires (Chair)
Thomas D. Bell Jr.
Daniel A. Carp
Karen N. Horn
Steven F. Leer
Mr. Moorman served as a member and Chair of the Committee until December 1, 2015.

Meetings in 2015: Two

When the Board is not in session, and except as otherwise provided by law, the Executive Committee has and may exercise all the authority of the Board, including the authority to declare a quarterly dividend on our common stock at the rate of the quarterly dividend most recently declared by the Board. All actions taken by the Executive Committee are reported to the Board at its next meeting and are subject to revision or alteration by the Board.

FINANCE AND RISK MANAGEMENT COMMITTEE

Current members: Thomas D. Bell, Jr. (Chair)
Erskine B. Bowles
Wesley G. Bush
Michael D. Lockhart
Amy E. Miles
Martin H. Nesbitt

Meetings in 2015: Five

All members of the Finance and Risk Management Committee are independent (see information under "Director Independence" on page 11).

During 2015 the Finance and Risk Management Committee:

- oversaw implementation of policies concerning our capital structure, including evaluating the appropriate structure of our long-term debt, mix of long-term debt and equity, strategies to manage our interest burden, and recommended to the Board the declaration of dividends, share repurchases and the issuance of debt and equity securities;
- reviewed and evaluated tax and treasury matters and financial returns of our transactions, including management of cash flows, tax planning activities and evaluating financial returns of proposed mergers, acquisitions and divestitures; and
- provided oversight of our Enterprise Risk Management program, including recommending Enterprise Risk Management procedures and processes to the Board, requesting reports from management on its monitoring and mitigation of risks, and discussing with management the relationship between Norfolk Southern's risk appetite and business strategies.

GOVERNANCE AND NOMINATING COMMITTEE

Current members: Steven F. Leer (Chair)
Robert A. Bradway
Daniel A. Carp
Karen N. Horn
John R. Thompson

Meetings in 2015: Six

All members of the Governance and Nominating Committee are independent (see information under "Director Independence" on page 11).

During 2015 the Governance and Nominating Committee:

- recommended to the Board qualified individuals to be nominated as members of the Board;
- recommended to the Board qualified individuals to be elected as our officers;
- evaluated and considered whether to recommend the adoption of any amendments to our Corporate Governance Guidelines;
- monitored legislative developments relevant to us and oversaw efforts to affect legislation and other public policy;
- provided oversight of our political contributions and charitable giving;
- oversaw our relations with shareholders; and
- monitored corporate governance trends and practices and made recommendations to the Board of Directors concerning corporate governance issues.

COMPENSATION OF DIRECTORS

2015 NON-EMPLOYEE DIRECTOR COMPENSATION TABLE[1]

Name (a)	Fees Earned or Paid in Cash[2] ($) (b)	Stock Awards[3] ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($) (f)	All Other Compensation ($)[5] (g)	Total ($) (h)
Thomas D. Bell, Jr.	110,000	150,091	0	0	0	28,799	288,890
Erskine B. Bowles	90,000	150,091	0	0	0	38,799	278,890
Robert A. Bradway	90,000	150,091	0	0	0	37,783	277,874
Wesley G. Bush	90,000	150,091	0	0	0	4,002	244,093
Daniel A. Carp	110,000	150,091	0	0	0	21,299	281,390
Karen N. Horn	110,000	150,091	0	0	0	8,891	268,982
Steven F. Leer	145,000	150,091	0	0	10,062	9,399	314,552
Michael D. Lockhart	92,500	150,091	0	0	0	3,799	246,390
Amy E. Miles	90,000	150,091	0	0	0	23,799	263,890
Martin H. Nesbitt	90,000	150,091	0	0	0	38,846	278,937
John R. Thompson	92,500	150,091	0	0	0	11,066	253,657

[1] Mr. Moorman and Mr. Squires received no compensation for Board or committee service in 2015, and Mr. Squires will not receive compensation for Board or committee service in 2016. Therefore, neither this table nor the narrative that follows contains compensation information for Mr. Moorman or Mr. Squires. For compensation information for Mr. Moorman and Mr. Squires, see the Summary Compensation Table on page 40 of this proxy statement.

[2] Includes amounts elected to be received on a deferred basis pursuant to the Directors' Deferred Fee Plan. For a discussion of this plan, as well as our other director compensation plans, see the narrative discussion below.

[3] For all directors, represents the full grant date fair value computed in accordance with FASB ASC Topic 718 of the 1,440 restricted stock units granted on January 27, 2015 pursuant to our Long-Term Incentive Plan. As of December 31, 2015, each director held 3,000 restricted shares and the directors held restricted stock units in the following amounts: Mr. Bell, 14,221; Mr. Bowles, 8,006; Mr. Bradway, 8,006; Mr. Bush, 5,729; Mr. Carp, 30,295; Dr. Horn, 19,034; Mr. Leer, 63,992; Mr. Lockhart, 19,034; Ms. Miles, 3,146; Mr. Nesbitt, 3,146; and Mr. Thompson, 3,146. See below under "Non-Employee Director Compensation—Long-Term Incentive Plan" for more information regarding these restricted stock units.

[4] Represents the amounts by which 2015 interest accrued on fees deferred prior to 2001 by the non-employee directors under the Directors' Deferred Fee Plan exceeded 120% of the applicable Federal long-term rate provided in Section 1274(d) of the Internal Revenue Code.

[5] Includes (i) the dollar amounts we contributed to charitable organizations on behalf of directors pursuant to our matching gifts programs as follows: Mr. Bell, $25,000; Mr. Bowles, $35,000; Mr. Bradway, $34,000; Mr. Bush, $0; Mr. Carp, $17,500; Dr. Horn, $3,200; Mr. Leer, $5,600; Mr. Lockhart, $0; Ms. Miles, $20,000; Mr. Nesbitt, $35,000; and Mr. Thompson, $7,000, and (ii) each director's proportional cost of NS-owned life insurance policies used to fund the Directors' Charitable Award Program. We do not regard these contributions as compensation; however, this disclosure is required by SEC rules. For further discussion of the Directors' Charitable Award Program, see the narrative discussion below.

NON-EMPLOYEE DIRECTOR COMPENSATION

Below is a discussion of the material factors necessary to an understanding of the compensation disclosed in the above table.

How We Set Director Compensation. The Compensation Committee and the Board of Directors determine the annual compensation of non-employee directors each year. The Committee consults with its compensation consultant on the director compensation program and reviews survey information to determine whether changes are advisable. The Committee reviews both a comparison to the market amount of compensation paid to directors serving on boards of similar companies and reviews the allocation of this compensation between cash retainer and equity grants. In general, the Compensation Committee and the Board seek to make any changes to non-employee director compensation in a gradual and incremental fashion.

Retainer and Fees. For the first three quarters of 2015, each member of the Board of Directors received a quarterly retainer for services of $12,500 and a quarterly fee of $10,000 for serving on at least two committees. In the fourth quarter of 2015, the Board combined the quarterly fee with the quarterly retainer, so that each member of the Board received a quarterly retainer of $22,500 for service on the Board and its standing committees. Directors who served as committee chairpersons received an additional quarterly fee of $5,000 for such service, while our Lead Independent Director received an additional quarterly fee of $12,500. Beginning in the fourth quarter of 2015, members of the Special Litigation Committee (a special purpose committee) received an additional quarterly fee of $2,500, and the chairperson received a quarterly fee of $5,000.

Directors' Deferred Fee Plan. A director may elect to defer receipt of all or a portion of the director's compensation. Amounts deferred are credited to a separate account maintained in the name of each participating director. Amounts deferred before January 1, 2001, earn a fixed rate of interest, which is credited to the account at the beginning of each quarter. In general, the fixed interest rate is determined on the basis of the director's age at the time of the deferral: under age 45, 7%; age 45-54, 10%; age 55-60, 11%; and over age 60, 12%. Amounts set forth in the table above represent the extent to which these rates exceed 120% of the applicable federal long-term rate. The total amount so credited for amounts deferred before January 1, 2001, (including interest earned thereon) is distributed in ten annual installments beginning in the year following the year in which the participant ceases to be a director.

Amounts deferred on or after January 1, 2001, are credited with variable earnings and/or losses based on the performance of hypothetical investment options selected by the director. The hypothetical investment options include NS stock units and various mutual funds as crediting indices. NS stock units are phantom units whose value is measured by the market value of shares of our common stock, but the units will be settled in cash, not in shares of stock. Amounts deferred on or after January 1, 2001, will be distributed in accordance with the director's elected distribution option in one lump sum or a stream of annual cash payments over 5, 10 or 15 years.

Six directors elected to defer compensation that would have been payable in 2015 into the Directors' Deferred Fee Plan.

Our commitment to accrue and pay interest and/or earnings on amounts deferred is facilitated by the purchase of corporate-owned life insurance with the directors as insureds under the policies. If the Board of Directors determines at any time that changes in the law affect our ability to recover the cost of providing the benefits payable under the Directors' Deferred Fee Plan, the Board may reduce the interest and/or earnings on deferrals to a rate not less than one half the rate otherwise provided for in the Directors' Deferred Fee Plan.

Directors' Restricted Stock Plan. Before 2015, each non-employee director received a grant of 3,000 shares of restricted stock upon election to the Board. Restricted stock is registered in the name of the director, who has the right to vote the shares and receive dividends, but restricted stock may not be sold, pledged or otherwise encumbered during the restriction period. The restriction period begins when the restricted stock is granted and ends on the earlier of death or the director ceasing to serve on the board because of disability or retirement. These shares will be forfeited if a non-employee director does not retire in accordance with the terms of the plan. Effective January 2015, the Board of Directors amended the Directors' Restricted Stock Plan to provide that no additional awards will be made under the plan, and alternate awards will be made to new directors under the Long-Term Incentive Plan.

Long-Term Incentive Plan. Each of our then current non-employee directors was granted 1,440 restricted stock units effective January 2015. Each restricted stock unit represents the economic equivalent of one share of our common stock, and will be settled in shares of our stock rather than cash. Stock units are credited with dividend equivalents as dividends are paid on our common stock, and the amount credited is converted into additional restricted stock units based on the fair market value of our stock on the dividend payment date.

Upon leaving the Board, a director will receive the value of the restricted stock units in shares of our stock either in a lump sum distribution or in ten annual distributions, in accordance with an election made by each director. Restricted stock unit awards made from 2010 through 2015 are subject to retention until the director ceases to serve as a director, with a minimum three-year retention period measured from the award date. If a director leaves while restricted stock unit awards are still subject to the retention period, the restricted stock units will be distributed in accordance with the director's prior distribution election as each retention period expires.

Directors' Charitable Award Program. Each director who has served for one year is entitled to nominate up to five tax-exempt institutions to receive, in the aggregate, up to $500,000 from Norfolk Southern following the director's death. Directors are entitled to designate up to $100,000 per year of service until the $500,000 cap is reached. Following the director's death, we will distribute the donations in five equal annual installments.

The Directors' Charitable Award Program supports our long-standing commitment to contribute to educational, cultural and other appropriate charitable institutions and to encourage others to do the same. We fund some of the charitable contributions made under the program out of general corporate assets, and some of the charitable contributions with proceeds from life insurance policies we have purchased on some of the directors' lives. We are the owner and beneficiary of these policies, and the directors have no rights to any policy benefits. Upon directors' deaths, we receive these life insurance death benefits free of income tax, which provide a source from which we can be reimbursed for donations made under the program. Our cost of the life insurance premiums under the program is partially offset by tax deductions we take from making the charitable contributions. We allocate a proportional share of the cost of maintaining these policies during 2015 to each director eligible for the Directors' Charitable Award Program in the above table under "All Other Compensation," regardless of whether we purchased a life insurance policy with respect to each particular director.

Because we make the charitable contributions (and are entitled to the related deduction) and are the owner and the beneficiary of the life insurance policies, directors receive no direct financial benefit from this program. In the event the proceeds from any of these policies exceed the donations we are required to make under the program, we contribute the excess proceeds to the Norfolk Southern Foundation. Amounts the Norfolk Southern Foundation receives under this program may reduce what we otherwise would contribute from general corporate resources to support the Foundation's activities.

Directors' Physical Examinations. Each non-employee director is entitled to reimbursement for a physical examination, up to $10,000 per calendar year. The CEO and the Executive Vice Presidents also are eligible for such reimbursement. See "Annual Physicals" in the table on page 42 of the "Executive Compensation" section. One of our non-employee directors was reimbursed for a physical examination during 2015 and this amount is included in "All Other Compensation" in the "2015 Non-Employee Director Compensation Table."

SHARE OWNERSHIP GUIDELINES FOR DIRECTORS

Our Board of Directors has established as part of our Corporate Governance Guidelines that each non-employee director should own shares of Norfolk Southern stock equal to five times the annual retainer. The Board of Directors believes this stock ownership guideline is reasonable and aligns director and shareholder interests. Norfolk Southern common stock, restricted stock, and deferred and restricted stock units held in Norfolk Southern's Long-Term Incentive Plan or under the Directors' Deferred Fee Plan count toward this guideline. Directors may acquire such holdings over a five-year period. All directors currently meet this guideline or are expected to meet the guideline within the five-year period.

AUDIT COMMITTEE MATTERS

ITEM 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed KPMG LLP, independent registered public accounting firm, to perform the integrated audit of our consolidated financial statements and internal control over financial reporting for 2016. KPMG and its predecessors have been the Corporation's external auditor since 1983 (and, prior to that, for one of our predecessor companies since 1969).

Selection of KPMG. The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the Corporation's independent registered public accounting firm and consequently is involved in the selection of the lead audit partner for the engagement. In addition, the Audit Committee is responsible for negotiating and approving the fees paid to KPMG. In determining whether to reappoint KPMG this year, the Committee reviewed KPMG's performance and independence and considered a number of factors, including:

- the quality of its interactions and discussion with KPMG;
- KPMG's performance in the audit engagement;
- the qualifications of the lead audit partner and audit team;
- KPMG's independence program and processes for maintaining independence;
- KPMG's expertise and global reach;
- the length of time KPMG has been engaged; and
- the potential impact of changing our independent registered public accounting firm.

Due to KPMG's high quality performance and strong independence, the Audit Committee and the Board of Directors believe that the continued engagement of KPMG as the Corporation's independent registered public accounting firm is in the best interests of the Corporation and its shareholders.

KPMG Fees. For the years ended December 31, 2015, and December 31, 2014, KPMG billed us for the following services:

	2015	2014
Audit Fees[1]	$2,623,500	$2,414,800
Audit-Related Fees[2]	$ 144,100	$ 128,400
Tax Fees[3]	$ 286,205	$ 121,770
All Other Fees	$ 0	$ 0
Total Fees	$3,053,805	$2,664,970

[1] Audit Fees include fees for the audit of our consolidated financial statements and internal control over financial reporting (integrated audit), the review of our consolidated financial statements included in our 10-Q filings, and services that are normally provided in connection with statutory and regulatory filings or engagements.

[2] Audit-Related Fees principally include fees for employee benefit plan audits and audits of subsidiaries and affiliates, and other attestation services.

[3] Tax Fees consist of tax advice, planning, and consulting services.

Pre-Approval Policy. The Audit Committee requires that management obtain the Committee's prior approval for all audit and permissible non-audit services. The Committee considers and approves at each January meeting anticipated services to be provided during the year, as well as the projected fees for those services. The Committee considers and pre-approves additional services and projected fees as needed at each meeting. The Audit Committee has delegated authority to its Chair to pre-approve services between meetings, provided that the Chair reports any such pre-approval to the Audit Committee at its next meeting. The Audit Committee will not approve non-audit engagements that would violate SEC rules or impair the independence of our independent registered public accounting firm. All services rendered to us by KPMG in 2015 and 2014 were pre-approved in accordance with these procedures.

Representatives of KPMG are expected to attend the 2016 Annual Meeting, and will have the opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

The Audit Committee unanimously recommends, and the Board of Directors concurs, that shareholders use the WHITE proxy card to vote FOR the proposal to ratify the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2016.

AUDIT COMMITTEE REPORT

Before our Annual Report on Form 10-K for the year ended December 31, 2015, was filed with the SEC, the Audit Committee of the Board of Directors reviewed and discussed with management our audited financial statements for the year ended December 31, 2015.

The Audit Committee has discussed with KPMG LLP, our independent registered public accounting firm, the matters required to be discussed by PCAOB Auditing Standard No. 16, "Communications with Audit Committees."

The Audit Committee also has received and reviewed the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the financial statements referred to above be included in our Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC.

Members of the Audit Committee

Karen N. Horn, *Chair*
Robert A. Bradway
Michael D. Lockhart
Amy E. Miles
Martin H. Nesbitt
John R. Thompson

EXECUTIVE COMPENSATION

ITEM 3: ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

We are asking our shareholders to vote to support the compensation of Norfolk Southern's Named Executive Officers, as disclosed in this proxy statement. Our executive compensation program is described in detail in the "Compensation Discussion and Analysis" beginning on page 26 and our "Executive Compensation Tables" beginning on page 40. This vote is not intended to address any specific item of compensation, but rather the overall compensation of Norfolk Southern's Named Executive Officers and the philosophy, policies, and practices described in this proxy statement. While this "Say-on-Pay" vote is advisory, and therefore not binding on the Board, the Compensation Committee will consider the results of the vote in evaluating our executive compensation program in the future.

As more fully described in our Compensation Discussion and Analysis, Norfolk Southern's executive compensation program is designed to align executives' compensation with the Corporation's overall business strategies, attract and retain highly qualified executives, and provide incentives that drive shareholder value. Accordingly, the compensation program consists of a mix of the following compensation components that the Committee believes best serves to achieve those objectives:



2015 CEO Target Total Compensation Mix[1]

2015 Other NEOs Target Total Compensation Mix[2]

- 73% Long-Term Incentive Awards
- 16% Annual Incentive
- 11% Salary

- 58% Long-Term Incentive Awards
- 22% Annual Incentive
- 20% Salary

Long-Term Incentive Awards
- Target longer-term achievement of corporate objectives
- Align interest of executives with shareholders
- Include performance shares that are earned over a 3-year performance cycle, stock options and time-based restricted stock units
- See page 36 for further details

Annual Incentive
- Earn based on performance against financial, operational and service metrics
- See page 34 for further details

Salary
- Provide a fixed level of compensation that helps attract and retain executives
- See page 33 for further details

[1] Mr. Squires, with salary and incentive opportunity annualized
[2] Average for Ms. Stewart, Ms. Earhart, Mr. Hixon and Mr. Manion

Under the direction of our Compensation Committee, our executive compensation program emphasizes performance-based compensation, including compensation with performance conditions and compensation that is variable based on stock-price performance. All of our performance-based compensation – which the Committee considers to include the annual cash incentive, long-term performance share units, and stock options – is at risk of having no value unless threshold goals are achieved or our stock price appreciates.

The Committee believes such performance-based compensation creates a strong alignment between the interests of our executive officers and our shareholders. In 2015, our newly appointed Chief Executive Officer's target compensation was 84% performance-based, and the other Named Executive Officers' target compensation was on average 69% performance-based.

The Committee establishes financial, operating and customer service criteria for the annual cash incentive, and financial and stock performance criteria for our performance share unit (PSU) long-term stock incentive, and establishes challenging goals that must be met for threshold, target or maximum payouts to be awarded. For the annual and long-term incentives that ended in 2015, the results were as follows:

- **2015 Annual Incentive:** The threshold measures were not met for the annual cash incentive for 2015, so no annual incentive was paid to the Executive Officers for 2015 performance.

- **2013-2015 PSU Performance Cycle:** A 74% payout was achieved for the 3-year cycle, based on performance against goals that were established in January 2013 for two financial metrics and relative total shareholder return.

The Committee grants stock options with a ten-year term, providing incentives to our executives to promote long-term shareholder interests. Stock options are inextricably linked to the creation of shareholder value, since options generate value for executives when the Corporation creates value for shareholders.

Shareholders have expressed strong support for Norfolk Southern's executive compensation program. We regularly engage in a shareholder outreach program to solicit feedback concerning our executive compensation program. This process allows shareholders to provide input to the Compensation Committee on our executive compensation program and disclosure beyond the annual advisory vote on compensation. Our Compensation Committee values the opinions of our shareholders. In 2015, the Committee:

- **Adjusted Threshold For Annual Incentive.** Shareholders expressed the belief that there should be a lower payout when our performance falls below the median, and they expressed concern about the threshold at which awards begin to be granted for each metric. The Committee considered these comments when it adjusted the performance metrics to provide a significantly higher threshold for payouts for the 2015 annual incentive.

- **Enhanced Disclosure on Operating Metrics for Annual Incentive.** Shareholders requested additional disclosure on the difficulty in achieving annual incentive plan operating metrics. The Committee provided enhanced disclosure on how operating measures under the annual incentive plan are selected and how performance metrics at various payout levels are determined.

Shareholder Support for Norfolk Southern's Executive Compensation Program

The Board of Directors and its Compensation Committee believe the compensation program for the Named Executive Officers is appropriately designed to support Norfolk Southern's goals. Since this advisory vote was first held in 2011, shareholders have agreed, as they have supported our executive pay program overwhelmingly with 94% or more of the votes cast each year in favor of our executive pay program, and most recently with approximately 95% of the votes cast in 2015 supporting the program.



Historic "Say on Pay" Voting Results (For)

We therefore ask that you express your support by voting FOR the following advisory resolution:

> RESOLVED, that the shareholders of Norfolk Southern Corporation approve, on an advisory basis, the compensation of the individuals identified in the Summary Compensation Table, as disclosed in the proxy statement for the 2016 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2015 Summary Compensation Table and the other related tables and disclosures.

The Board of Directors unanimously recommends that shareholders use the WHITE proxy card to vote FOR the advisory resolution approving the compensation of our Named Executive Officers.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of our Board of Directors oversees the executive compensation program on behalf of the Board. In fulfilling its oversight responsibilities, we reviewed and discussed with management the "Compensation Discussion and Analysis" set forth in this proxy statement.

The Compensation Discussion and Analysis discloses the material elements of Norfolk Southern's executive compensation program. We are committed to a compensation program that is designed to align executives' compensation with Norfolk Southern's overall business strategies, attract and retain highly qualified executives, and provide incentives that drive shareholder value. The Compensation Discussion and Analysis describes how our decisions regarding Norfolk Southern's executive compensation program for 2015 implemented these design elements.

In reliance on the review and discussions with management referred to above, we recommended to the Board that the Compensation Discussion and Analysis be included in Norfolk Southern's Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and our proxy statement to be filed in connection with our 2016 Annual Meeting of Shareholders, each of which will be filed with the SEC.

Members of the Compensation Committee

Daniel A. Carp, *Chair*
Thomas D. Bell, Jr., *Member*
Erskine B. Bowles, *Member*
Wesley G. Bush, *Member*
Steven F. Leer, *Member*

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the objectives, governance and policies that guide our executive compensation program, the compensation components that made up that program during 2015, and the performance goals and results.

EXECUTIVE SUMMARY

2015 Compensation Alignment

At Norfolk Southern, our Compensation Committee aligns compensation to performance by emphasizing performance-based compensation components. These components include an annual cash incentive, long-term performance share units with a 3-year cycle, and stock options.

We faced significant headwinds during 2015 as operating revenues were negatively impacted by the steep decline in energy prices, which drove both reduced fuel surcharge revenue and volume decreases in coal and energy-related products. Despite these challenges we continued our focus on deploying resources to improve network velocity and service, while streamlining our corporate assets with the restructuring of our Triple Crown Services Company subsidiary and the closure of our Roanoke, Virginia, corporate office. As a result of operational improvements, network fluidity improved throughout the year, as evidenced by a 21% decrease in terminal dwell from the beginning of the year and a 17% improvement in train speed over the same time period.

The Corporation's lower-than-expected 2015 performance had a significant negative impact on the performance-based compensation components paid to executives.

Annual Incentive. Norfolk Southern did not meet the goals for any of the annual incentive measures in 2015, and as a result, no annual incentive was paid to any of the Named Executive Officers for 2015.

Performance Share Units. Our Named Executive Officers earned 74% of performance share units for the 3-year cycle ending in 2015, based on equally weighted goals for total shareholder return (TSR), return on average invested capital and operating ratio. We achieved a 100% payout for TSR for the 3-year cycle, and payouts of 67% for return on average invested capital and 55% for operating ratio based on the strength of our performance in 2013 and 2014.

Leading Compensation Governance Practices

Embedded in our overall executive compensation program are features that reflect leading governance principles and demonstrate our commitment to best practices in executive compensation:

WE DO	WE DO NOT DO
✓ **Stock Ownership Guidelines,** for CEO – 5 times annual salary; for EVPs – 3 times annual salary	✗ **Pledging or hedging** of Norfolk Southern securities
✓ **Clawback provisions** in both annual and long-term incentives	✗ **Stock option repricing,** reloads or exchanges without shareholder approval
✓ **Directly link** the Corporation's performance, including the Corporation's stock-price performance, to pay outcomes	✗ **Stock options granted below fair market value,** as all stock options are priced during an open window period after the release of earnings
✓ **Disclose metrics** for annual and long-term incentives earned	✗ **Tax gross-ups on perquisites, or excise tax gross-ups on change-in-control benefits**
✓ **Independent compensation consultant** that is hired by and reports directly to the Compensation Committee	✗ **Individual employment agreements or individual supplemental retirement plans**
✓ **Annual Say-on-Pay vote**	✗ **Single trigger change-in-control agreements**

Key 2015 Compensation Decisions

As the Compensation Committee continues its focus on aligning executives' compensation with the Corporation's overall business strategies, attracting and retaining highly qualified executives, and providing incentives that drive shareholder value, the Committee made the following key decisions with respect to executive compensation for 2015:

- *Established Challenging 2015 Annual Incentive Performance Targets.* The Committee set challenging financial, operating and service targets which, if met, would have produced a 67% annual incentive payout. The Committee increased the performance metrics for operating ratio and operating income under the annual incentive plan at the threshold, target and maximum payout levels, as compared with the performance metrics used in 2014. To illustrate the impact of the increased performance target, if Norfolk Southern's 2015 performance had equaled its 2014 performance, it would have resulted in a 54% annual incentive payout as compared to the 81% annual incentive payout for 2014.

- *Established Compensation for Current CEO.* The Committee awarded compensation to our new Chief Executive Officer, Mr. Squires, with 73% of his targeted compensation consisting of equity-based awards that are aligned with shareholder interests, and 84% as performance-based compensation.

- *Granted Long-Term Incentive Awards That Are Performance-Based.* The Committee continued to grant long-term incentive awards, the majority of which consist of options and performance share units, whose ultimate value is based on shareholder return and which may not have any value at the end of the performance or vesting period.

- *Established Cap for Performance-Based Long-Term Incentive Awards to Limit Payout for Negative Returns.* As in previous years, the Committee decided to continue to tie the value of performance share units to achievement of disclosed goals, with 50% of the awards weighted to total shareholder return and 50% to return on average invested capital. The Committee capped the earnout for the TSR goal at 50% when the 3-year TSR is negative, regardless of whether we have outperformed our peer group on a relative basis, to better align payout with shareholder returns.

OUR 2015 NAMED EXECUTIVE OFFICERS

Name	Position
James A. Squires	Chairman, President and Chief Executive Officer
Charles W. Moorman, IV	Former Chief Executive Officer
Marta R. Stewart	Executive Vice President Finance and Chief Financial Officer
Cynthia C. Earhart	Executive Vice President Administration and Chief Information Officer
James A. Hixon	Executive Vice President Law and Corporate Relations
Mark D. Manion	Former Executive Vice President and Chief Operating Officer
Deborah H. Butler	Former Executive Vice President Planning and Chief Information Officer

OBJECTIVES OF COMPENSATION PROGRAM

Norfolk Southern's executive compensation program is primarily designed to:

- Align executives' compensation with overall business strategies.
- Attract and retain highly qualified executives.
- Provide incentives that drive shareholder value.

COMPENSATION GOVERNANCE

The Compensation Committee works closely with its independent compensation consultant throughout the year to develop the executive compensation program and to align pay with performance and with pay at comparable companies. While the Compensation Committee discusses current and proposed compensation structures with management, the Committee acts independently of management and has the full authority to retain any advisors it deems appropriate to assist it in making these decisions.

Use of Independent Compensation Consultant

The Committee engaged an independent compensation consultant, Pay Governance LLC, to provide executive compensation consulting services during 2015. Pay Governance does not provide services to Norfolk Southern other than those provided at the request of the Committee.

At the Committee's request, Pay Governance compiled compensation data for the peer group selected by the Committee. Pay Governance also provided requested reports and information to the Committee and attended Committee meetings as requested by the Committee. The Committee used the information provided by Pay Governance as a starting point for its compensation decisions.

More specifically, in 2015, Pay Governance:

- conducted a market pay assessment of Norfolk Southern's compensation levels relative to both the competitive market and Norfolk Southern's compensation philosophy, including identifying and reviewing available market benchmark positions and pay data;
- assisted Norfolk Southern with the development of long-term incentive grant guidelines for the officer and management groups, based on Pay Governance's competitive pay assessment;
- reviewed emerging trends and issues in executive compensation with the Committee and discussed the implications for Norfolk Southern; and
- provided an analysis of the difficulty of achieving the threshold, target and maximum performance goals for the annual incentive and the performance share units, and of the current plans' effectiveness in driving achievement of threshold, target, and maximum payouts.

For 2015 and 2016, following a review of its records and policies, Pay Governance provided the Compensation Committee with a report regarding its conformance with independence factors under applicable SEC rules and the listing standards of the NYSE. The Committee considered the independence factors and determined that Pay Governance is independent and free from potential conflicts of interest.

Performance Reviews

The Committee annually reviews the performance of the Chief Executive Officer and considers this performance when establishing his compensation package. The Committee also reviews the performance of the other Named Executive Officers with the assistance of the Chief Executive Officer, and considers both its own assessment of the executives' performance and the assessment of the CEO in establishing a compensation package for the other Named Executive Officers.

Committee Consideration of Management Recommendations

Management does not make recommendations on the compensation of the Chief Executive Officer. Pay Governance makes recommendations to the Committee on any adjustments to compensation for the Chief Executive Officer, and the Chief Executive Officer is not present when the Committee makes decisions on his compensation package.

The Chief Executive Officer and the Executive Vice President-Administration and Chief Information Officer provide recommendations to the Compensation Committee on any adjustments to compensation for the Named Executive Officers, other than the Chief Executive Officer. Such adjustments are based on each individual's performance, level of responsibility, and time in position.

In addition to individual adjustments, the Chief Executive Officer and Executive Vice President-Administration and Chief Information Officer provide recommendations to the Committee on adjustments to compensation to address retention needs, performance goals, market pay equity, overall corporate performance, and general economic conditions. While the Committee considers the recommendations of management in these areas, it makes compensation decisions independently after considering Pay Governance's recommendations.

Consideration of Shareholder Advisory Vote on Compensation and Shareholder Engagement

At Norfolk Southern's 2015 Annual Meeting of Shareholders, approximately 95% of the votes cast supported the advisory resolution on the compensation of our Named Executive Officers. The Committee compared the results of the advisory vote to its peer group average results and the average results amongst the S&P 500 companies. The Committee viewed the results of the advisory vote as demonstrating broad shareholder support for our current executive compensation program. Given the results of the shareholder advisory vote and the Committee's ongoing review of Norfolk Southern's compensation programs, the Committee believes that our existing compensation program effectively aligns the interests of the Named Executive Officers with Norfolk Southern's long-term goals. While the shareholder vote on compensation is advisory in nature, the Board and Compensation Committee will carefully consider the results of any such vote in future compensation decisions.

Norfolk Southern engages in a shareholder outreach program with our institutional investors to solicit feedback concerning our executive compensation program, and this shareholder feedback is reported to the Committee and the Board for consideration. This process allows shareholders to provide input to the Compensation Committee on our executive compensation program and disclosure beyond the annual advisory vote on compensation. In response to specific concerns expressed by shareholders during these discussions, the Committee has taken several actions over the past years to enhance the design of, and disclosure about, our executive compensation program. Overall in these meetings our shareholders have expressed strong support for the compensation program and view it as aligning with performance.

COMPENSATION POLICIES

In setting compensation for the Named Executive Officers, our Compensation Committee considers:

- comparative market data, provided by the independent compensation consultant, from other North American Class I railroads as a guideline. The Committee targets total direct compensation (salary plus annual incentive plus the expected value of long-term incentive awards) at the 50th percentile for the Chief Executive Officer as compared to the peer group. For the other Named Executive Officers, the Committee targets a range from the 50th to the 65th percentile, in aggregate, to allow the Committee to better compare executive responsibilities, tenure and qualifications;
- current salary levels, targeted annual incentive opportunities and the value of long-term incentive awards at the time the awards are made; and
- expected corporate performance and general economic conditions.

The Committee does not consider amounts realized from prior performance-based or stock-based compensation awards when setting the current year's target total direct compensation, regardless of whether such realized amounts may have resulted in a higher or a lower payout than targeted in prior years. Since the nature and purpose of performance-based and stock-based compensation is to tie executives' compensation to future performance, the Committee believes that considering amounts realized from prior compensation awards in making current compensation decisions is inconsistent with this purpose.

Peer Group

Our Compensation Committee monitors the continuing appropriateness of its selection of the peer group companies. The Committee believes its focus should be on ensuring the peer group includes the other North American Class I railroads because Norfolk Southern is primarily in competition with those companies for key executive talent. As a result, the Committee determined that reference to the pay levels at the other North American Class I railroads was the most relevant comparator for the Named Executive Officers. The North American Class I railroads that make up the peer group companies for 2015 ("Peer Group Companies") are: BNSF Railway, Canadian National Railway, Canadian Pacific Railway, CSX, Kansas City Southern, and Union Pacific.

Our Committee applies its executive compensation policies consistently to all Named Executive Officers, and the application of these policies produces differing amounts of compensation for each officer based on his or her responsibilities, tenure and comparable positions at the Peer Group Companies. In setting the Chief Executive Officer's compensation, the Committee strives to balance comparative market data for chief executive officers of Peer Group Companies with its goal to provide incentive opportunities which are significantly performance-based and thus designed to drive shareholder returns. Because the Chief Executive Officer's job carries the highest level of responsibility and has the greatest ability to drive shareholder value, his total compensation contains a higher performance-based component than that of other executives.

COMPENSATION COMPONENTS

Overview

Our Compensation Committee has designed a balanced compensation program that provides our Named Executive Officers with an appropriate base salary along with competitive annual and long-term incentive compensation. The program directly links executives' compensation to Norfolk Southern's financial performance and thus aligns their interests with those of our shareholders. Norfolk Southern's total compensation for its Named Executive Officers is weighted heavily toward performance-based incentive compensation, rather than base salary, so that a substantial portion of targeted executive compensation aligns with shareholder interests.

2015 CEO Target Total Compensation Mix*



*   Reflects the target compensation for Mr. Squires for the portion of the year he served as Chief Executive Officer, with salary and annual incentive opportunity annualized.

2015 Average Target Total Compensation Mix for Continuing NEOs*



* Reflects the average percentage of target compensation for Ms. Stewart, Ms. Earhart, Mr. Hixon and Mr. Manion.

Our Committee benchmarks Executive Officers' total direct compensation with Peer Group Companies as the best measure of our compensation program's competitiveness. Beginning with this market data as a reference point, and after considering the advice of the independent compensation consultant, the Committee used its judgment and business experience in deciding whether to consider adjustments to the Named Executive Officers' compensation for 2015. As part of this decision, the Committee also reviewed each of the Named Executive Officer's performance, role, and time in position. As a result of this benchmarking and review, at the beginning of 2015, the Committee:

- determined that the total direct compensation targets for Ms. Butler, Mr. Hixon and Mr. Moorman were appropriate, and therefore did not change any components of their total direct compensation for 2015; and
- increased the total direct compensation targets for Mr. Squires, Ms. Stewart, Ms. Earhart, and Mr. Manion.

In addition, the Committee subsequently increased the total direct compensation target for Mr. Squires in recognition of his promotion to Chief Executive Officer in June 2015, and increased the total direct compensation target for Ms. Earhart in recognition of her promotion to Chief Information Officer in October 2015.

While the Committee considers benchmarked base salary, total cash compensation (salary plus annual incentive) and long-term compensation for the Peer Group Companies as a whole or for individual Peer Group Companies, the Committee does not establish targeted percentiles for each component of total direct compensation. The Committee believes targeting a competitive level of total direct compensation allows the Committee the flexibility to consider market practices and internal pay equity in determining the compensation component mix. For 2015, the portion of total direct compensation awarded as total cash compensation versus long-term incentive compensation was approximately:



*   Reflects the target compensation for Mr. Squires for the portion of the year he served as Chief Executive Officer, with salary and annual incentive opportunity annualized. Ms. Butler is omitted from this table because she retired during 2015.

Our Committee further considers the portion of total direct compensation to be awarded as long-term compensation and how the long-term portion should be allocated among stock options, performance share units, and restricted stock units. This allocation is based on general market practices, compensation trends, governance practices, and business issues facing Norfolk Southern. In making this determination, the Committee takes into account the potential dilutive effect of stock-based awards, including guidance on these measures from proxy advisory services, and further considers the purpose behind each element of long-term compensation and how the allocation among these elements will support its overall compensation objectives. For 2015, the Committee retained the same percentage allocation of awards as was granted in 2014, with the exception of an award granted to Mr. Squires effective June 1, 2015, upon his appointment to the position of Chief Executive Officer. The Compensation Committee made this award in the form of stock options because it believes that the chief executive officer is in the best position to drive an increase in the Corporation's long-term total shareholder return.

2015 Target Mix of Long-Term Incentive Plan Awards for Executive Officers*



*   This graph shows the target mix for grants to all Executive Officers, other than the grant of stock options to Mr. Squires in June 2015 upon his appointment to the position of Chief Executive Officer.

The Committee considers where the resulting total direct compensation, valued at the time of the award, falls relative to the targeted 50th percentile for the Chief Executive Officer as compared to the Peer Group Companies, and where it falls for the other Named Executive Officers relative to the targeted 50th to 65th percentile for non-CEO officers of the Peer Group Companies. This comparison is based on salary for the upcoming year, an estimated 67% earn-out for the annual incentive, and the estimated grant date fair values of performance share units, stock options, and restricted stock units awarded for the upcoming year.

In recognition of his promotion to the position of Chief Executive Officer in June 2015, the Committee increased Mr. Squires' base salary and made an additional grant of non-qualified stock options. After these compensation changes, total direct compensation targeted for Mr. Squires for the remaining portion of 2015 was positioned at the 40th percentile as compared to chief executive officers at the Peer Group Companies. Although not at the targeted 50th percentile for target direct compensation of the chief executive officers at the Peer Group Companies, the Committee deemed the compensation level appropriate as it intends to adjust Mr. Squires' compensation with his experience and performance.

There were no directly comparable positions at the Peer Group Companies to Mr. Squires' position while he served as President from January through May 2015. The Committee's intent in establishing Mr. Squires' total direct compensation during his term as President for 2015 was to position his compensation between the Chief Executive Officer and the Executive Vice Presidents, resulting in targeted direct compensation that would place him above the railroad industry executives who were not at the chief executive officer level.

Total direct compensation targeted for 2015 for Mr. Moorman while he served as Chief Executive Officer was positioned at the 52nd percentile as compared to the Peer Group Companies, and therefore within a reasonable range of the targeted 50th percentile.

Total direct compensation targeted for 2015 for the Executive Vice Presidents was, on average, positioned at the 54th percentile as compared to the Peer Group Companies, within a reasonable range of the 50th to 65th percentile target relative to the officers of the Peer Group Companies who were not at the chief executive officer position. Total direct compensation targeted for 2015 for Ms. Stewart was positioned at the 45th percentile as compared to the Peer Group Companies. Ms. Stewart's total direct compensation for 2015 was below the targeted percentile but within a reasonable range in light of her time in the position. Total direct compensation targeted for 2015 for Mr. Manion was positioned at the 51st percentile as compared to the Peer Group Companies, within the targeted range. Total direct compensation targeted for 2015 for Mr. Hixon was positioned at the 69th percentile as compared to the Peer Group Companies, which the Committee considered to be within a reasonable range of the target in light of his time in the position. There were no directly comparable positions to Ms. Butler or Ms. Earhart's positions at the Peer Group Companies, so the Committee was not able to consider where the total direct compensation of either was positioned. In the absence of this market data, in determining the compensation for Ms. Butler and Ms. Earhart, the Committee considered the scope of their respective responsibilities relative to our other executive vice presidents, and relied on the advice of the independent compensation consultant. Moreover, as noted above, while the Committee uses market data when available as a starting point for determining the appropriate compensation for each of our executives, the Committee always makes its own judgments and uses its business experience in determining appropriate compensation levels, considering each for the Named Executive Officer's performance, role, and time in position.

Salaries

Our Compensation Committee reviews the Named Executive Officers' base salaries annually and periodically makes recommendations to Norfolk Southern's Board of Directors to adjust salaries based on market data, individual performance and experience, changes in position or duties, or for other circumstances.

After the Committee's annual salary review in December 2014, the Committee recommended increases in Ms. Stewart's and Ms. Earhart's salaries for 2015, and the Board approved these changes. In addition, the Committee recommended, and the Board approved, increases to the salaries of Mr. Squires and Ms. Earhart in June 2015 and October 2015, respectively, to reflect their assumption of additional responsibilities due to their appointments as Chief Executive Officer and Chief Information Officer.

Also in June 2015, Mr. Moorman was appointed to the position of Executive Chairman. Upon this appointment, the Committee recommended that the Board not make any change to Mr. Moorman's base salary. The Committee made this decision in light of the importance of Mr. Moorman's services during the executive transition, particularly at a time of significant service challenges, and as the Executive Chairman position was intended to be temporary. Mr. Moorman served as Executive Chairman until October 1, 2015, and as of January 1, 2016, Mr. Moorman no longer serves as an executive officer, director or employee of the Corporation, and he received no further compensation other than compensation paid as a result of his retirement.

Annual Incentive

Each of our Named Executive Officers participates in Norfolk Southern's Executive Management Incentive Plan ("EMIP"), which is designed to compensate executives based on achievement of annual corporate performance goals. Each year, the Compensation Committee establishes a maximum opportunity for each Named Executive Officer. The maximum opportunity is determined using relevant market data and internal pay equity, and is expressed as a percentage of base salary:

$$\text{Annual Base Salary} \times \left[\text{Maximum Opportunity} - \text{Committee's Discretionary Adjustment} \right] \times \text{Company Payout Percentage Earned}$$

For 2015, the Committee established a maximum opportunity for the Chief Executive Officer of 250% of base salary, a maximum opportunity of 165% for the President and a maximum opportunity for each of the Executive Vice Presidents of 145% of his or her base salary. The maximum annual incentive award that each Named Executive Officer is eligible to receive is not the amount expected to be paid to an executive, but is instead the highest amount that the Committee may award as performance-based compensation while preserving deductibility under Section 162(m) of the Internal Revenue Code. The Committee has no discretion to increase the payout above the maximum opportunity under the EMIP. The Committee chose these maximum opportunities to permit flexibility in the event of unusual and exceptional circumstances, and its expectation, absent such circumstances, was to approve payouts that correspond to a 225% opportunity for the Chief Executive Officer, a 150% opportunity for the President and a 135% opportunity for Executive Vice Presidents to align more closely with market pay positions. As described earlier, the Committee established performance targets which, if met, would result in payments equal to 150%, 100% and 90%, respectively (which equals in each case 67% of the respective annual incentive opportunity). Upon Mr. Moorman's appointment to the position of Executive Chairman in June 2015, the Committee decided to set the annual incentive opportunity for the Executive Chairman at the same level as the Chief Executive Officer.

The Committee may reduce the annual incentive paid to any executive based on performance. Since no annual incentive was payable based on the corporate performance factors for 2015, the Committee did not consider whether to make any reduction to annual incentive payments on the basis of individual performance.

Under EMIP, each participant has an opportunity to earn an annual incentive that is determined by Norfolk Southern's performance relative to goals established by the Committee. In 2015, the Committee established goals for operating income, operating ratio and the composite service measure, weighted 50%, 35% and 15% respectively.

The composite service measure is the weighted average of adherence to operating plan, connection performance, and train performance, with weights of 30%, 30% and 40% respectively. Each measure is based on objective performance targets, and the composite service measure is based on goals for each of the three individual service measures. These service measures are used operationally by management as measures of service performance and are highly visible to our employees. As a result, the Committee selected these three service measures as the best available internal standard to evaluate Norfolk Southern's customer service performance.

The portions of the annual incentive based on operating income, operating ratio and the composite service measure each vest independently, so it is possible to earn an annual incentive by achieving the threshold on only one of these metrics. The Committee selected these metrics for 2015 because it believed that use of such metrics encourages employees to do all they can individually and as a team to increase revenue, reduce expenses, and improve operating performance.

The Committee sets performance levels required to achieve 100% of the annual incentive opportunity so that the full amount is only earned in years where our results are exceptional. Performance levels required to achieve target payout at the 67% level are set at levels considered challenging with a reasonable likelihood of being achieved and that represent strong levels of performance based on Norfolk Southern's overall business outlook and general economic conditions expected during the performance year. Performance levels for the operating ratio and operating income measures are established based on the annual financial plan approved by the Board at the beginning of the year. The performance levels for the composite service measure are selected by the Committee based on management recommendations and reflect rigorous operational goals.

For 2015, the Committee increased the performance metrics for operating ratio and operating income as compared with performance metrics established in 2014. These metrics were increased on expectations of improved economic conditions and increased growth in certain of Norfolk Southern's business markets and to drive improvements in these metrics. The Committee maintained the performance metrics for the composite service measure for 2015 at the same levels as 2014. Considering the service challenges that existed in 2014, the Committee determined the current goals were appropriate.

Beginning in 2015, the Committee revised the annual incentive goals so that each of three performance measures results in no payout if a 30% performance threshold is not achieved for the measure. This change was made by the Committee to increase the downside risk for below-target performance.

For 2015, the Committee set the following threshold, target and maximum payouts for the annual incentive:

	If Norfolk Southern achieved only one of each threshold performance measure listed below, then a threshold payout of:	If Norfolk Southern achieved the target or maximum performance measures listed below, then a payout of:	
Operating Income	Threshold	Target	Maximum
Outcome	$3.180	$3.640	≥ $3.930
Payout	15.0%	67.0%	100.0%
	or	and	and
Operating ratio	Threshold	Target	Maximum
Outcome	71.8%	68.8%	≤ 67.7%
Payout	10.5%	67.0%	100.0%
	or	and	and
Composite Service Measure	Threshold	Target	Maximum
Outcome	73.0%	79.6%	≥ 82.5%
Payout	4.5%	67.0%	100.0%

The dollar amounts corresponding to the above-listed threshold, target and maximum opportunities for each of the Named Executive Officers can be found in the "Grants of Plan-Based Awards Table."

For each of the three performance measures, the Committee sets performance levels and resulting payouts at intervals between the threshold, target and maximum. The final percentage is calculated using a weighted average of the payouts for each performance measure as illustrated below:

Operating Income (billions)		Operating Ratio		Composite Service Measure	
50%		35%		15%	
OI	Payout	OR	Payout	CSM	Payout
$3.93	100%	67.7%	100%	82.5%	100%
$3.84	78%	68.0%	78%	80.7%	78%
$3.64	67%	68.8%	67%	79.6%	67%
$3.35	52%	70.2%	52%	77.2%	52%
$3.18	30%	71.8%	30%	73.0%	30%
<$3.18	0%	>71.8%	0%	<73.0%	0%

Actual results for the year were applied to each schedule to determine the earned 2015 award, as detailed below:

Performance Metric	Performance	% of Award Earned	Component Weighting	Subtotal
Operating Income (billions)	$2.88	0%	50%	0%
Operating Ratio	72.6%	0%	35%	0%
Composite Service Measure	72%	0%	15%	0%
Total (rounded)				**0%**

Under the terms of the Executive Management Incentive Plan, the annual incentive paid to any individual executive under the plan will not exceed the lesser of three-tenths of one percent of Norfolk Southern's income from railway operations for the incentive year or ten million dollars.

Long-Term Incentive Awards

Norfolk Southern believes the most effective means to achieve long-term corporate performance is to align the interests of our Named Executive Officers with shareholders. The Committee achieves this alignment by granting equity-based awards that are earned based on continued employment, and other long-term awards that vest on achievement of pre-determined performance goals. The Compensation Committee believes that the use of long-term incentive compensation for executives reinforces their focus on the importance of returns to shareholders, promotes achievement of long-term performance goals, and encourages executive retention.

As described above, based on a review of the mix of compensation for executives at the Peer Group Companies, the Committee determined to implement the increases in total direct compensation in 2015 in the form of increases in long-term incentive compensation for Mr. Squires, Ms. Stewart, Ms. Earhart, and Mr. Manion.

The Committee allocated long-term incentive awards made in January 2015 50% as performance share units, 35% as stock options, and 15% as restricted stock units. Executives were required to enter into an agreement not to engage in competing employment as a condition of receiving the 2015 award.

Performance Share Units. Norfolk Southern uses performance share units to reward the achievement of performance goals over a 3-year period. Performance share units settle in shares of Norfolk Southern common stock after the Committee certifies the extent to which the performance goals were attained after the end of the 3-year period. At the time of grant, Norfolk Southern uses the estimated grant date fair values of the performance share unit awards for market comparison purposes.

For 2015, the Committee established performance goals at the time of grant for two equally weighted criteria: after-tax return on average invested capital and a total shareholder return measure. Vesting of one-half of the shares is based on after-tax return on average invested capital, which the Committee believes is an important indicator to shareholders of a capital-intensive company such as Norfolk Southern. Return on average invested capital for this purpose is calculated by dividing Norfolk Southern's net operating profit after-tax (defined as net income excluding interest expense, and adjusted for the effect of capitalizing Norfolk Southern's operating lease obligations) by the average invested capital (defined as the average of the current and prior year-end shareholders' equity and total debt balances, which is then adjusted for the effect of capitalizing Norfolk Southern's operating lease obligations). Vesting of the other half of the shares is based on Norfolk Southern's total shareholder return as compared with the shareholder return of the other publicly-traded North American Class I railroads and a secondary measure based on a comparison of Norfolk Southern's shareholder return to the S&P 500, with each shareholder return measurement reflecting the return over the entire 3-year period and using a 20-day average to measure performance at the beginning and the end of the period. Each half of performance share units granted vests independently of the other half and its respective performance metrics. The Committee believes that the use of the metrics described above promotes the enhancement of shareholder value and efficient utilization of corporate assets.

In setting the performance targets for the 2015-2017 cycle, the Committee added a provision precluding earnout above target under the TSR measure if the Corporation's 3-year TSR performance is negative.

Prior to 2014, performance goals were established for three equally weighted criteria: return on average invested capital (a pre-tax return measure), a total shareholder return measure, and operating ratio. In setting the performance targets for the 2014-2016 cycle, the Committee eliminated the performance goal for operating ratio. The Committee determined that achievement of a target operating ratio was more appropriately incentivized through EMIP, the Corporation's annual cash incentive program. The Committee also adjusted the return on average invested capital performance goal to an after-tax return measure, to align more closely the performance goal to the economic returns achieved by our shareholders.

For the 2013-2015 performance cycle, the performance criteria and resulting earn-out percentages are as follows:

Performance Metric		% of PSUs Earned 2013-2015
NS Three-Year Total Shareholder Return ("TSR") vs. North American Class I Railroads#	1st	100%
	2nd	75%
	3rd	50%
	4th	25%*
*Minimum 40% earnout if NS TSR > median S&P 500 TSR for 3-year period	5th	0%*
#Ranking excludes any Class I Railroad that is not publicly traded	6th	0%*
Three-Year Average Return on Average Invested Capital	≥20%	100%
	17.5%	75%
	13.25%	25%
	<13%	0%
Three-Year Average Operating Ratio	≤68%	100%
	69%	75%
	71%	50%
	76%	25%
	>76%	0%

The earned award for the 2013-2015 performance cycle was determined as follows:

Performance Metric	Performance	% of Award Earned
Three-Year Total Shareholder Return vs. North American Class I Railroads	1st	100.0%
Three-Year Return on Average Invested Capital*	16.7%	67.0%
Three-Year Average Operating Ratio*	70.6%	55.0%
Total (sum of % of Award Earned divided by 3 for one-third weighting of each of the components)		**74.0%**

*   In accordance with the Long-Term Incentive Plan, the 2015 Return on Average Invested Capital and Operating Ratio metrics exclude certain corporate restructuring and office relocation charges.

While the 2013-2015 performance cycle resulted in a 74% payout, this result was significantly influenced by the strength of the Corporation's performance in 2013 and 2014 and our stock returns at the end of 2015. For the Return on Average Invested Capital and Operating Ratio metrics, the Corporation performed at or above target for 2013 and 2014, but the Corporation underperformed relative to the target for these metrics for 2015. The maximum was earned for one-third of the award tied to Norfolk Southern's total shareholder return, which exceeded the shareholder returns of all the other publicly-traded North American Class I railroads over the 3-year period.

Stock Options. Norfolk Southern believes that use of stock options provides us with the ability to retain key employees and at the same time increase shareholder value since the value of the options is only realized if our stock price increases from the date on which the options are granted. For 2015, the Committee maintained a four-year cliff-vesting period to encourage retention of key employees and awarded dividend equivalent payments on options during the four-year vesting period. The value of the option awarded is adjusted to recognize the effect of the dividend equivalents.

The Committee has never issued backdated option grants. Options are priced on the effective date of the grant at the higher of (i) the closing price or (ii) the average of the high and low price on the effective date of the grant. In addition, the Long-Term Incentive Plan prohibits repricing of outstanding stock options without the approval of shareholders.

We grant stock options annually at the regularly scheduled January meeting of the Compensation Committee. The Committee approves all option grants at the level of Vice President and above. Under the terms of the Long-Term Incentive Plan, the effective date of the grant is the first day of the trading window during which executives are permitted to trade in Norfolk Southern's securities following the release of Norfolk Southern's financial results for the prior year. This establishes a prospective effective date to price the options.

The Committee made a grant of stock options to Mr. Squires upon his appointment as Chief Executive Officer to incentivize a long-term outlook measured by total shareholder return. The stock option grant encourages Mr. Squires to drive performance that will lead to an increase in the Corporation's stock price, which aligns Mr. Squires' interests with the interests of shareholders. Further, the stock option is a long-term incentive that the Committee believed would best provide a long-term outlook for the Corporation's new Chief Executive Officer given the option's ten-year term and four-year vesting period. The Committee considers the award to be a performance-based award, and the grant brought Mr. Squires' targeted total direct compensation to approximately the 40th percentile when compared with the Peer Group Companies.

Restricted Stock Units: Norfolk Southern believes that the use of time-based restricted stock units serves as a key retention tool for keeping valued members of management. For 2015, the Committee granted restricted stock units that vest on the fifth anniversary of the date of grant and which settle in whole shares of Norfolk Southern common stock.

Retirement Plans and Programs

Norfolk Southern believes that its Retirement Plan and Supplemental Benefit Plan provide it with the ability to retain key employees over a longer period. Norfolk Southern sponsors a qualified defined benefit pension plan that provides a benefit based on age, service and a percentage of final average compensation. Norfolk Southern also sponsors a nonqualified supplemental benefit plan that restores the retirement benefit for amounts in excess of the Internal Revenue Code limitations for tax-qualified retirement plans, provides a retirement benefit for salary or annual incentive that is deferred under Norfolk Southern's deferred compensation plans, and allows for possible use in providing enhanced retirement benefits for certain executives. In addition to supporting the goal to retain key employees, the Committee believes the supplemental benefit plan also recognizes, rewards and encourages contributions by its key employees and maintains internal equity by ensuring that pension benefit levels are based on relative compensation levels of each participant. Further information on the Retirement Plan and Supplemental Benefit Plan may be found in the "Narrative to Pension Benefits Table."

Norfolk Southern maintains the Executives' Deferred Compensation Plan (the "EDCP") for the benefit of the Named Executive Officers and certain other employees. The purpose of the EDCP is to provide executives with the opportunity to defer compensation and earnings until retirement or another specified date or event. The type of compensation eligible for deferral includes base salary and the annual incentive. Further information on the EDCP may be found in the "Narrative to Nonqualified Deferred Compensation Table."

Other Benefits and Perquisites

Norfolk Southern provides the Named Executive Officers with certain health and welfare benefits, a tax-qualified 401(k) plan, and certain other perquisites that the Committee believes are necessary to retain Executive Officers and to enhance their productivity. The value of perquisites is considered as part of the total compensation package when other elements are evaluated.

Our Board of Directors has directed and requires the Chief Executive Officer, and his family and guests when appropriate, to use Norfolk Southern's aircraft whenever reasonably possible for air travel. The Board believes that such use of the corporate aircraft promotes the best interests of Norfolk Southern by ensuring the immediate availability of the Chief Executive Officer and by providing a prompt, efficient means of travel in view of the need for security in such travel. For the same reasons, our Board of Directors has determined that the Chief Executive Officer may authorize employees and their guests to use the corporate aircraft for purposes that further the Corporation's business interests. Such non-business use by other employees and their guests is infrequent. Other perquisites include executive physicals, personal use of company facilities, certain approved spousal travel, and tax preparation services. Norfolk Southern does not make tax gross-up payments on perquisites for the Named Executive Officers or provide them with company cars.

Norfolk Southern believes that the benefits and perquisites described above are appropriate to remain competitive compared to other companies and to promote retention of these officers.

IMPACT OF THE TAX TREATMENT OF AWARDS ON NORFOLK SOUTHERN'S COMPENSATION POLICIES

Our executive compensation program has been carefully considered in light of the applicable tax rules. Section 162(m) of the Internal Revenue Code generally provides that a publicly held company may not deduct compensation paid to certain of its top executive officers to the extent such compensation exceeds $1 million per executive officer in any year. However, limited exceptions to Section 162(m) apply with respect to "qualified performance-based compensation," as defined in the Internal Revenue Code. In order to allow deductibility of the annual incentive and certain long-term incentive awards, we amended, with shareholder approval, the Long-Term Incentive Plan and Executive Management Incentive Plan in 2015 to permit the continued grant of performance-based compensation that meets the requirements of Section 162(m) under those plans. However, the Committee believes that tax-deductibility is but one factor to be considered in fashioning an appropriate compensation package for executives. Norfolk Southern reserves and will continue to exercise its discretion in this area so as to serve the best interests of Norfolk Southern and its shareholders.

CHANGE-IN-CONTROL AGREEMENTS

Norfolk Southern entered into change-in-control agreements with the current Named Executive Officers between 1996 and 2002, at a time of consolidation in the rail industry. The agreements were intended to provide certain economic protections to executives in the event of a termination of employment following a change in control of Norfolk Southern and to keep management intact and focused on the best interests of Norfolk Southern and its shareholders without the distraction of possible job and income loss. The Compensation Committee continues to believe that the agreements are reasonable and appropriate. Benefits will not be paid under the agreements unless both a change in control occurs and the executive's employment is terminated or constructively terminated following the change in control. The Committee believes this "double trigger" maximizes shareholder value because this structure would prevent an unintended windfall to management in the event of a change in control that does not result in the termination (or constructive termination) of employment of management. In 2002, the Board of Directors agreed to abide by a shareholder approved proposal that future severance agreements with senior executives that exceed 2.99 times the sum of the executive's base salary plus bonus require shareholder approval. The change-in-control agreements were revised in 2008 to comply with Section 409A of the Internal Revenue Code but did not enhance or increase benefits provided under the agreements as they existed prior to the revisions. In January 2013, Norfolk Southern entered into amendments to its change-in-control agreements with the Named Executive Officers to eliminate tax gross-up payments provided under the agreements. Each Named Executive Officer appointed since that time has signed an amendment to their individual change-in-control agreement which eliminates this tax gross-up. A detailed description of the benefits provided under the change-in-control agreements may be found in the "Change-in-Control Agreements" section under "Potential Payments Upon a Change in Control or Other Termination of Employment" on page 55.

SHARE OWNERSHIP GUIDELINES FOR OFFICERS

Our Board of Directors has established as part of its Corporate Governance Guidelines the following ownership guidelines for shares of Norfolk Southern stock for its officers:

Position	Minimum Value
Chairman, President and Chief Executive Officer	5 times annual salary
Executive Vice Presidents	3 times annual salary
Senior Vice Presidents, Vice Presidents	1 times annual salary

Norfolk Southern common stock and stock equivalents held in Norfolk Southern's 401(k) plan are counted toward these holdings, but unexercised stock options or unvested equity awards do not count. Officers may acquire such holdings over a five-year period. All officers currently meet this guideline or are expected to meet the guideline within the five-year period.

All Executive Officers of Norfolk Southern are required to clear any transaction involving its common stock with Norfolk Southern's Corporate Secretary prior to engaging in the transaction, and pledging or hedging transactions will not be approved.

> *Anti-Pledging/Anti-Hedging Policy.* All of our Executive Officers are prohibited from entering into pledging or hedging transactions or positions regarding Norfolk Southern's securities.

POLICIES AND DECISIONS REGARDING THE ADJUSTMENT OR RECOVERY OF AWARDS

While we do not anticipate there would ever be circumstances where a restatement of earnings upon which incentive plan award decisions were based would occur, should such an unlikely event take place, the Committee has the discretion to take all actions necessary to protect the interests of shareholders up to and including actions to recover such incentive awards. The performance share awards include a clawback provision to permit the recovery of performance share awards following a material restatement of Norfolk Southern's financial results. Similarly, the Executive Management Incentive Plan includes a clawback provision to permit recovery of annual incentives as a result of any material noncompliance with any financial reporting requirement under the securities laws. Both the Long-Term Incentive Plan and the Executive Management Incentive Plan further allow for the reduction, forfeiture or recoupment of any award as may be required by law.

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The following table shows the total compensation awarded to, earned by or paid to each Named Executive Officer during 2015 for service in all capacities to Norfolk Southern and our subsidiaries for the fiscal year ended December 31, 2015. The table also sets forth information regarding fiscal 2014 and 2013 compensation.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
James A. Squires[1] Chairman, President and Chief Executive Officer	2015	837,500	0	1,625,268	4,375,050	0	1,036,596	115,151	7,989,565
	2014	750,000	0	1,626,323	874,892	906,750	1,657,155	115,709	5,930,829
	2013	687,500	0	1,126,917	489,600	744,319	109,036	105,310	3,262,682
Charles W. Moorman, IV[2] Former Executive Chairman and Former Chief Executive Officer	2015	1,000,000	0	4,874,762	2,624,972	0	218,140	103,551	8,821,425
	2014	1,000,000	0	4,879,422	2,624,976	1,813,500	3,117,088	101,031	13,536,017
	2013	1,000,000	0	4,690,900	2,080,800	1,685,250	12,727	170,073	9,639,750
Marta R. Stewart Executive Vice President-Finance and Chief Financial Officer	2015	600,000	0	1,039,944	559,958	0	1,106,172	48,802	3,354,876
	2014	500,000	0	910,756	489,868	544,050	1,303,712	48,063	3,796,449
	2013	333,333	0	225,062	102,000	271,512	0	32,877	964,784
Cynthia C. Earhart Executive Vice President Administration and Chief Information Officer	2015	525,000	0	746,809	402,441	0	604,116	33,361	2,311,727
James A. Hixon Executive Vice President Law and Corporate Relations	2015	600,000	0	909,335	489,849	0	353,834	69,107	2,422,125
Mark D. Manion[3] Former Executive Vice President and Chief Operating Officer	2015	600,000	0	1,300,214	699,871	0	206,597	40,200	2.846.882
	2014	600,000	0	1,236,397	664,906	652,860	1,742,135	37,361	4,933,659
	2013	600,000	0	1,126,917	489,600	606,690	48,369	35,437	2,907,013
Deborah H. Butler[4] Former Executive Vice President-Planning and Chief Information Officer	2015	450,000	0	909,335	489,849	0	1,212,039	957,659	4,018,882
	2014	600,000	0	910,756	489,868	652,860	2,362,457	71,191	5,087,132
	2013	600,000	0	1,126,917	489,600	606,690	536,539	66,959	3,426,705

[1] Effective June 1, 2015, James A. Squires was appointed to the position of Chief Executive Officer and President of the Corporation. Mr. Squires previously served as President.

[2] Effective June 1, 2015, Charles W. Moorman, IV, was appointed to the position of Executive Chairman of the Corporation, and effective October 1, 2015, he was appointed as Senior Advisor to the CEO, a non-executive officer position. Prior to June 1, 2015, Mr. Moorman served as Chief Executive Officer of the Corporation. Mr. Moorman retired from the Corporation effective January 1, 2016.

[3] Mark D. Manion retired from the Corporation effective February 1, 2016.

[4] Deborah H. Butler retired from the Corporation effective October 1, 2015.

Salary (Column (c))
Represents salary earned during 2013, 2014 and 2015 received on a current or deferred basis.

Stock Awards (Column (e))
The amounts reported for Stock Awards are the full grant date fair values of the awards computed in accordance with FASB ASC Topic 718 "*Compensation – Stock Compensation.*" This column includes Performance Share Units and Restricted Stock Units.

For Performance Share Units, the full grant date fair value is determined consistent with the estimated full accounting cost to be recognized over the three-year performance period, determined as of January 31 following the grant date under FASB ASC Topic 718. For discussions of the relevant assumptions made in calculating these amounts, see note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015. For the grant date fair value of only those awards granted to the Named Executive Officers in 2015, see the "Grants of Plan-Based Awards Table."

The value of the Stock Awards reported in column (e), calculated in accordance with FASB ASC Topic 718 but assuming the *highest* level of performance would be achieved, is as follows:

Year	J. A. Squires	C. W. Moorman, IV	M. R. Stewart	C. C. Earhart	J. A. Hixon	M. D. Manion	D. H. Butler
2015	$2,267,052	$6,800,114	$1,450,783	$1,041,932	$1,268,637	$1,813,641	$1,268,637
2014	$2,231,365	$6,694,313	$1,249,533			$1,696,182	$1,249,533
2013	$1,745,750	$7,401,980	$ 328,201			$1,745,750	$1,745,750

Option Awards (Column (f))

The amounts reported for Option Awards are the full grant date fair values of the awards computed in accordance with FASB ASC Topic 718. For discussions of the relevant assumptions made in calculating these amounts, see note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

Non-Equity Incentive Plan Compensation (Column (g))

The amounts reported as Non-Equity Incentive Plan Compensation were paid under the Executive Management Incentive Plan, as more fully described in the Compensation Discussion and Analysis. Amounts reported in this column were earned in the indicated year, and may have been received on a current basis or deferred in accordance with our deferred compensation plans.

Change in Pension Values and Nonqualified Deferred Compensation Earnings (Column (h))

In accordance with SEC rules, any increase or decrease in the present value of the benefits under our Retirement Plan is aggregated with any increase or decrease in the present value of the benefits under our Supplemental Benefit Plan.

All of the Named Executive Officers had an increase in the aggregate present value of the benefits under our Retirement Plan and Supplemental Benefit Plan in 2015. The changes in the values result from increases in each individual's years of service, final average compensation calculation and age, or from changes in marital status which more than offset decreases in value due to an increase in the pension discount rate and revised mortality assumptions. Of the amounts shown in this column, the following represents the aggregate increase in the actuarial present value of the Named Executive Officers' accumulated benefits under the Retirement Plan and the Supplemental Benefits Plan for 2015: Mr. Squires, $1,036,596; Mr. Moorman, $202,740; Ms. Stewart, $1,106,172; Ms. Earhart, $604,116; Mr. Hixon, $340,764; Mr. Manion, $146,028; and Ms. Butler, $1,201,668.

The remainder of the amounts shown in this column for 2015 represent the amounts by which 2015 interest accrued on salary and annual incentives deferred by them under the Officers' Deferred Compensation Plan exceeded 120% of the applicable Federal long-term rate provided in Section 1274(d) of the Internal Revenue Code.

All Other Compensation (Column (i))

The amounts reported as All Other Compensation for 2015 include, for each Named Executive Officer:

	Perquisites ($)	401(k) Matching Contributions ($)	Life Insurance Premiums ($)	Charitable Matching Gifts ($)	Other ($)	Total ($)
J. A. Squires	66,171	9,275	13,469	22,500	3,736	115,151
C. W. Moorman, IV	45,736	9,275	19,304	25,500	3,736	103,551
M. R. Stewart	7,391	9,275	6,779	25,357	0	48,802
C. C. Earhart	3,560	9,275	8,026	12,500	0	33,361
J. A. Hixon	6,750	9,275	14,082	39,000	0	69,107
M. D. Manion	6,808	9,275	14,117	10,000	0	40,200
D. H. Butler	6,223	9,275	13,832	40,000	888,329	957,659

For Mr. Moorman and Mr. Squires, the amount under "Other" includes their proportional cost of NS-owned life insurance policies used to fund the Directors' Charitable Award Program. For Ms. Butler, the amount under "Other" includes a payment of $853,846 made as a result of an internal restructuring and abolishment of her position pursuant to the Norfolk Southern Corporation Severance Pay Plan and a $34,483 payment made upon her retirement for unused vacation.

Perquisites for our Named Executive Officers during 2015 consisted of the following:

	Use of Corporate Aircraft ($)	Tax Preparation and Financial Planning ($)	Annual Physicals ($)	Spousal/Guest Meals & Travel ($)	Gifts ($)	Other ($)	Total ($)
J. A. Squires	63,156	0	0	610	1,235	1,170	66,171
C. W. Moorman, IV	28,589	0	3,800	1,793	11,554	0	45,736
M. R. Stewart	0	2,000	5,000	391	0	0	7,391
C. C. Earhart	0	2,000	0	0	0	1,560	3,560
J. A. Hixon	0	0	4,800	0	0	1,950	6,750
M. D. Manion	1,300	0	4,800	610	98	0	6,808
D. H. Butler	0	0	4,000	344	1,879	0	6,223

All perquisites are valued on the basis of aggregate incremental cost to us. Perquisites included participation in the Executive Accident Plan, for which there was no aggregate incremental cost. With regard to personal use of company aircraft, aggregate incremental cost is calculated as the weighted-average cost of fuel, aircraft maintenance, parts and supplies, landing fees, ground services, catering, and crew expenses associated with such use, including those associated with "deadhead" flights related to such use. Use of corporate aircraft includes use by the Named Executive Officers as permitted by resolution of the Board of Directors. The aggregate incremental cost for personal use of company aircraft by our Named Executive Officers is allocated entirely to the highest-ranking Named Executive Officer on the flight. Because corporate aircraft are used primarily for business travel, this calculation excludes fixed costs that do not change based on usage. Fixed costs include pilot salaries, the purchase or lease costs of the airplane, and the cost of maintenance not related to such personal travel. Figures included in "Other" represent imputed income for the use of Corporate Facilities.

2015 GRANTS OF PLAN-BASED AWARDS

Name (a)	Grant Date (b)	Committee Action Date[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($) (l)
			Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)				
James A. Squires	01/22/15	01/22/15	55,725	753,750	1,237,500							
	06/01/15	05/14/15	9,844	131,906	218,750							
	01/27/15	01/22/15				2,640	13,200	26,400				1,250,040
	01/27/15	01/22/15							3,600			375,228
	01/27/15	01/22/15								28,830	104.23	874,991
	06/01/15	05/14/15								132,880	92.76	3,500,059
Charles W. Moorman, IV	01/22/15	01/22/15	112,500	1,507,500	2,500,000							
	01/27/15	01/22/15				7,920	39,600	79,200				3,750,120
	01/27/15	01/22/15							10,790			1,124,642
	01/27/15	01/22/15								86,490	104.23	2,624,972
Marta R. Stewart	01/22/15	01/22/15	39,180	542,700	870,000							
	01/27/15	01/22/15				1,690	8,450	16,900				800,215
	01/27/15	01/22/15							2,300			239,729
	01/27/15	01/22/15								18,450	104.23	559,958
Cynthia C. Earhart	01/22/15	01/22/15	34,283	474,863	761,250							
	01/27/15	01/22/15				1,214	6,070	12,140				574,829
	01/27/15	01/22/15							1,650			171,980
	01/27/15	01/22/15								13,260	104.23	402,441
James A. Hixon	01/22/15	01/22/15	39,180	542,700	870,000							
	01/27/15	01/22/15				1,478	7,390	14,780				699,833
	01/27/15	01/22/15							2,010			209,502
	01/27/15	01/22/15								16,140	104.23	489,849
Mark D. Manion	01/22/15	01/22/15	39,180	542,700	870,000							
	01/27/15	01/22/15				2,112	10,560	21,120				1,000,032
	01/27/15	01/22/15							2,880			300,182
	01/27/15	01/22/15								23,060	104.23	699,871
Deborah H. Butler	01/22/15	01/22/15	39,180	542,700	870,000							
	01/27/15	01/22/15				1,478	7,390	14,780				699,833
	01/27/15	01/22/15							2,010			209,502
	01/27/15	01/22/15								16,140	104.23	489,849

[1]   Consistent with past practice and the terms of LTIP, the Committee made all January 2015 equity awards to directors and executive officers effective on the day after a full trading day has elapsed following the release of our fiscal year financial results. The Committee made the June 2015 stock option grant to Mr. Squires during an open window period, effective as of the day Mr. Squires became the Chief Executive Officer. Because the Committee meetings at which these awards were made occurred prior to the effective date of the awards, we have provided both dates in accordance with SEC rules. See our "Compensation Discussion and Analysis" section for further discussion of our equity award grant practices.

Estimated Future Payouts Under Non-Equity Incentive Plan Awards (EMIP) (Columns (c), (d) and (e))
These awards were made pursuant to our Executive Management Incentive Plan ("EMIP") and had the potential to be earned upon the achievement of certain performance goals established by the Committee for the fiscal year ended December 31, 2015. The June 1, 2015 EMIP award for Mr. Squires reflects his appointment to Chief Executive Officer and his resulting increase in EMIP opportunity as of that date. For a discussion of the performance goals established by the Committee, see page 34 of our "Compensation Discussion and Analysis" section. The Committee targeted a payout of 67% in 2015 in setting the annual performance goals for EMIP incentive awards, and using an annual incentive opportunity equal to 225% of salary for the Chief

Executive Officer and for the Executive Chairman, 150% for the President, and 135% of salary for the Executive Vice Presidents. Consequently, the target amounts in column (d) assume that the Named Executive Officers earned 67% of the maximum potential EMIP awards that they could have earned using these annual incentive opportunities. The threshold amounts in column (c) assume that the Named Executive Officers earned the minimum EMIP awards based on performance required to trigger any level of payment. However, the Named Executive Officers did not earn any portion of these EMIP awards during 2015 as the Corporation's performance fell below performance goals required to earn the threshold amount.

Estimated Future Payouts Under Equity Incentive Plan Awards (PSUs) (Columns (f), (g) and (h))

These amounts represent grants of performance share units made pursuant to our Long-Term Incentive Plan ("LTIP"). These performance share units will be earned over the performance cycle ending December 31, 2017. For a discussion of the other material terms of these awards, see the narrative discussion which follows this table. LTIP does not provide a performance target for earning performance share units under this feature of the plan; however, the Committee targets a payout of 50% in setting the performance goals for performance share unit awards. Consequently, the target amounts in column (g) assume that the Named Executive Officers will earn 50% of the maximum potential number of performance share units that can be earned under the awards. The threshold amounts in column (f) assume that the Named Executive Officers will earn the minimum number of performance share units based on performance required to trigger any level of payment; if the Corporation's performance fell below performance goals required to earn the threshold amount, they would not receive any performance share units.

All Other Stock Awards (RSUs) (Column (i))

These amounts represent grants of restricted stock units made under LTIP. For a discussion of the material terms of these restricted stock unit awards, see the narrative discussion which follows this table.

All Other Option Awards (Stock Options) (Columns (j), (k) and (l))

The stock options that were granted as of January 27, 2015, are exercisable as of January 27, 2019. The first 959 of these options granted to each Named Executive Officer are incentive stock options and the remainder are nonqualified stock options. The Committee made an additional grant of non-qualified stock options on to Mr. Squires effective upon his promotion to Chief Executive Officer on June 1, 2015, and these options are exercisable as of June 1, 2019. The Committee granted these options at an exercise price equal to the higher of the closing market price or the average of the high and low prices of our common stock on the effective date of the grant. For the January grant, the closing price was lower than the average price on the date of grant, so the exercise price shown is the average price on the date of grant. For the grant made to Mr. Squires in June 2015, the closing price was higher than the average price on the date of grant, so the exercise price shown is the closing price. The exercise price may be paid in cash or in shares of our common stock (previously owned by the participant for at least six months preceding the date of exercise) valued on the date of exercise. For a discussion of the other material terms of these option awards, see the narrative discussion which follows this table.

The amounts reported in Column (l) represent the full grant date fair value of each equity award computed in accordance with FASB ASC Topic 718. For awards that entitle the Named Executive Officers to dividends or dividend equivalents, those amounts are also computed in accordance with FASB ASC Topic 718.

NARRATIVE TO SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS TABLE

Awards

Our Long-Term Incentive Plan ("LTIP"), as last approved by shareholders in 2015, allows for the award of equity-based awards, including incentive stock options, nonqualified stock options, restricted stock units and performance share units to non-employee directors, officers and other employees of the Corporation.

Performance share units entitle a recipient to receive performance-based compensation at the end of a three-year performance cycle based on our performance during that three-year period. For awards made in 2015, the award cycle began on January 1, 2015, and ends December 31, 2017. Under the 2015 performance share unit awards, corporate performance will be measured using two predetermined and equally weighted standards; that is, each of the following performance areas will serve as the basis for earning up to one-half of the total number of performance share units granted (with each one-half portion vesting independent of the other): (1) three-year after-tax return on average invested capital and (2) total return to shareholders measured at the end of the three-year period. A more detailed discussion of these performance criteria can be found beginning on page 36 of our "Compensation Discussion and Analysis" section. Performance share units that are earned will be distributed in whole shares of our common stock.

The Compensation Committee met to approve the 2015 option grants on January 22, 2015. In order to permit thorough dissemination of our financial results for the fiscal year ended December 31, 2014, the Committee made these grants effective January 27, 2015. The Committee met on May 14, 2015, and approved an additional grant of non-qualified stock options to Mr. Squires upon his promotion to Chief Executive Officer, effective June 1, 2015. The Committee made the additional grant to Mr. Squires during an open trading window period, in accordance with terms of LTIP. See our "Compensation Discussion and Analysis" section for further discussion of our equity award grant practices. These options become exercisable four years after the grant date, or if the Named Executive Officer retires or dies before that date, the later of one year after the grant date or the participant's retirement or death. Dividend equivalent payments are paid in cash to active employees on unvested options for four years in an amount equal to, and commensurate with, regular quarterly dividends paid on our common stock. The exercise price may be paid in cash or in shares of our common stock valued at fair market value on the date of exercise. Except for capital adjustments such as stock splits, the exercise price of a stock option granted under LTIP may not be decreased after the option is granted, nor may any outstanding option be modified or replaced through cancellation if the effect would be to reduce the price of the option, unless the repricing, modification or replacement is approved by our shareholders.

The restricted stock units awarded in 2015 are subject to a five-year restriction period and will be settled in shares of our common stock. Dividend equivalent payments are paid in cash on restricted stock units in an amount equal to, and commensurate with, regular quarterly dividends paid on our common stock. During the restriction period, the holder of restricted stock units has no voting or investment power over the underlying common stock.

Receipt of an award under LTIP in 2015 was made contingent upon the participant's execution of a non-competition agreement, and all awards are subject to forfeiture in the event the participant "engages in competing employment" within two years following retirement.

For 2015, awards to our Named Executive Officers under the Executive Management Incentive Plan ("EMIP") were payable based on our performance relative to the following pre-determined performance measures: operating income, operating ratio, and a composite of three service measures, consisting of adherence to operating plan, connection performance and train performance. The performance metrics relative to these performance measures were established by the Committee in January 2015. A more detailed discussion of these performance measures can be found on page 34 of our "Compensation Discussion and Analysis" section.

The Committee set the Chief Executive Officer's 2015 incentive opportunity at 250% of his 2015 base salary, the Executive Chairman's at 250% of his 2015 base salary, the President's at 165% of his 2015 base salary, and the Executive Vice Presidents at 145% of their 2015 base salaries. However, in applying the annual incentive earnout, the Committee's expectation was to approve payouts that corresponded to a 225% opportunity for the Chief Executive Officer and the Executive Chairman, 150% opportunity for the President, and 135% opportunity for the Executive Vice Presidents, as further described under Annual Incentive in the "Compensation Discussion and Analysis" section. No amounts were earned under the Executive Management Incentive Plan for 2015. If any amounts had been earned, those amounts would have been reported as "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

For further discussion of our plans and how these LTIP and EMIP awards fit into our executive compensation program, see the "Compensation Discussion and Analysis" section.

Employment and Other Agreements
None of the Corporation's Named Executive Officers is employed pursuant to an employment agreement.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2015

Name (a)	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#)[6] (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)[7] (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[8] (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[7] (j)
J. A. Squires	37,000			38.705	01/28/2019	17,580	1,487,092	14,729	1,245,926
	26,500			47.760	01/28/2020				
	19,000			62.745	01/26/2021				
		18,000[1]		75.140	01/25/2022				
		24,000[2]		69.830	01/23/2023				
		29,290[3]		94.170	01/22/2024				
		28,830[4]		104.230	01/26/2025				
		132,880[5]		92.760	05/31/2025				
C. W. Moorman, IV	123,030			50.740	01/23/2018	62,740	5,307,177	44,185	3,737,609
	137,500			38.705	01/28/2019				
	112,500			47.760	01/28/2020				
	83,000			62.745	01/26/2021				
		76,000[1]		75.140	01/25/2022				
		102,000[2]		69.830	01/23/2023				
		87,880[3]		94.170	01/22/2024				
		86,490[4]		104.230	01/26/2025				
M. R. Stewart	5,000			47.760	01/28/2020	7,680	649,651	8,724	737,963
	4,200			62.745	01/26/2021				
		3,700[1]		75.140	01/25/2022				
		5,000[2]		69.830	01/23/2023				
		16,400[3]		94.170	01/22/2024				
		18,450[4]		104.230	01/26/2025				
C. C. Earhart	6,500			49.555	01/24/2017	6,550	554,065	6,600	558,294
	6,500			50.740	01/23/2018				
	7,000			38.705	01/28/2019				
	5,000			47.760	01/28/2020				
	4,200			62.745	01/26/2021				
		3,700[1]		75.140	01/25/2022				
		5,000[2]		69.830	01/23/2023				
		12,890[3]		94.170	01/22/2024				
		13,260[4]		104.230	01/26/2025				

Name (a)	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#)[6] (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)[7] (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[8] (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[7] (j)
J. A. Hixon	34,417			38.705	01/28/2019	14,240	1,204,562	8,247	697,614
	26,500			47.760	01/28/2020				
	19,000			62.745	01/26/2021				
		18,000[1]		75.140	01/25/2022				
		24,000[2]		69.830	01/23/2023				
		16,400[3]		94.170	01/22/2024				
		16,140[4]		104.230	01/26/2025				
M. D. Manion	1,970			50.740	01/23/2018	15,910	1,345,827	11,431	966,948
	37,000			38.705	01/28/2019				
	26,500			47.760	01/28/2020				
	19,000			62.745	01/26/2021				
		18,000[1]		75.140	01/25/2022				
		24,000[2]		69.830	01/23/2023				
		22,260[3]		94.170	01/22/2024				
		23,060[4]		104.230	01/26/2025				
D. H. Butler	24,417			38.705	01/28/2019	14,240	1,204,562	8,247	697,614
	24,407			47.760	01/28/2020				
	19,000			62.745	01/26/2021				
		18,000[1]		75.140	01/25/2022				
		24,000[2]		69.830	01/23/2023				
		16,400[3]		94.170	01/22/2024				
		16,140[4]		104.230	01/26/2025				

[1] These options vested on January 26, 2016.

[2] These options vest on January 24, 2017 or, if the Named Executive Officer retires or dies before that date, the later of one year after the grant date or the date of retirement or death.

[3] These options vest on January 23, 2018 or, if the Named Executive Officer retires or dies before that date, the later of one year after the grant date or the date of retirement or death.

[4] These options vest on January 27, 2019 or, if the Named Executive Officer retires or dies before that date, the later of one year after the grant date or the date of retirement or death.

[5] These options vest on June 1, 2019 or, if the Named Executive Officer retires or dies before that date, the later of one year after the grant date or the date of retirement or death.

6   The following table provides information with respect to the vesting of each Named Executive Officer's restricted stock units:

Name	01/27/16	01/26/17	01/24/18	01/23/19	01/27/20
J. A. Squires	3,000	3,000	4,000	3,980	3,600
C. W. Moorman, IV	14,000	12,000	14,000	11,950	10,790
M. R. Stewart	1,000	950	1,200	2,230	2,300
C. C. Earhart	1,000	950	1,200	1,750	1,650
J. A. Hixon	3,000	3,000	4,000	2,230	2,010
M. D. Manion	3,000	3,000	4,000	3,030	2,880
D. H. Butler	3,000	3,000	4,000	2,230	2,010

7   These values are based on the $84.59 closing market price of our common stock on December 31, 2015.

8   These amounts represent (i) grants of performance share units made in 2014 pursuant to the Long-Term Incentive Plan ("LTIP") that will be earned out over the three-year period ending December 31, 2016, and (ii) grants of performance share units made in 2015 pursuant to LTIP that will be earned out over the three-year period ending December 31, 2017. Because the number of performance share units earned is determined based on a three-year performance period for each cycle, in accordance with the SEC requirements for this table, the number of performance share units disclosed is determined by reporting performance based on achieving threshold performance goals, except that if performance during the last completed fiscal years over which performance is measured has exceeded the threshold, then the disclosure is based on the next highest performance measure (target or maximum) that exceeds the last completed fiscal years over which performance is measured. In accordance with this rule, the number of performance share units shown by each Named Executive Officer for these grants is 34.2% for the grants of performance share units made in 2014, and 22.5% for the grants of performance share units made in 2015, which represents (a) the actual percentage for the after-tax return on average invested capital for each completed year in the 2014-2016 performance period, and the target percentage for the uncompleted year in the 2014-2016 performance period, (b) the threshold percentage for the after-tax return on average invested capital for the 2015-2017 performance period, and (c) the threshold percentage that can be earned for the total shareholder return metric over the three-year performance period.

OPTION EXERCISES AND STOCK VESTED IN 2015

	Option Awards		Stock Awards	
Name **(a)**	**Number of Shares Acquired on Exercise (#)** **(b)**	**Value Realized on Exercise ($)[1]** **(c)**	**Number of Shares Acquired on Vesting (#)[2]** **(d)**	**Value Realized on Vesting ($)[2]** **(e)**
J. A. Squires	0	0	19,540	1,727,188
C. W. Moorman, IV	0	0	85,580	7,564,276
M. R. Stewart	4,553	230,631	3,840	347,942
C. C. Earhart	0	0	3,840	347,942
J. A. Hixon	0	0	19,540	1,727,188
M. D. Manion	0	0	19,540	1,727,188
D. H. Butler	4,676	178,141	19,540	1,727,188

1   Represents the difference between the price of the underlying common stock on the day of exercise and the exercise price of the option(s).

2   Represents the aggregate number of (1) restricted stock units that vested and were distributed during fiscal 2015, multiplied by the average of the high and low of the market price of the underlying shares on the vesting date, and (2) performance share units that vested during fiscal 2015, which shares were distributed on January 27, 2016, multiplied by the average of the high and low of the market price of the underlying shares on the vesting date of December 31, 2015.

RETIREMENT BENEFITS

2015 PENSION BENEFITS TABLE

The following table shows, as of December 31, 2015, each Named Executive Officer's years of credited service, present value of accumulated benefit and benefits received, if any, under each of (i) the tax-qualified Retirement Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the "Retirement Plan") and (ii) the nonqualified Supplemental Benefit Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the "SERP").

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
James A. Squires	Retirement Plan	24	915,984	0
	SERP	24	4,742,484	0
Charles W. Moorman, IV	Retirement Plan	43	2,224,548	0
	SERP	43	19,859,700	0
Marta R. Stewart	Retirement Plan	32	1,357,800	0
	SERP	32	3,077,016	0
Cynthia C. Earhart	Retirement Plan	30	1,056,228	0
	SERP	30	2,311,728	0
James A. Hixon	Retirement Plan	31	1,273,848	0
	SERP	31	5,716,896	0
Mark D. Manion	Retirement Plan	40	1,819,872	0
	SERP	40	7,983,696	0
Deborah H. Butler	Retirement Plan	38	1,763,472	26,607
	SERP	38	8,241,012	2,689

NARRATIVE TO PENSION BENEFITS TABLE

The above table shows the number of years of credited service and the actuarial present value of each Named Executive Officer's accumulated benefits under our defined benefit plans as of December 31, 2015, which is the pension plan measurement date we use for financial reporting purposes. We assume a retirement age of 60 for purposes of the table for Ms. Earhart, Ms. Stewart and Mr. Squires, since that is the earliest age at which a participant may retire under the plans without an age-based benefit reduction, and they had not reached that age as of December 31, 2015. For a discussion of the other material assumptions applied in quantifying the present values of the above accrued benefits, see note 11 to our financial statements included with our Annual Report on Form 10-K for the fiscal year ended December 31, 2015. The benefits shown are in addition to amounts payable under the U.S. Railroad Retirement Act.

Under the Retirement Plan and the SERP, except as noted above or in the event of a change in control (see below), each Named Executive Officer can expect to receive an annual retirement benefit equal to average annual compensation for the five most highly compensated years out of the last ten years of creditable service multiplied by a percentage equal to 1.5% times total years of creditable service, but not in excess of 40 years of creditable service (which would be equivalent to a maximum of 60% of such average compensation), less an offset for the annual Railroad Retirement Act annuity. Average compensation includes salary, awards under the Executive Management Incentive Plan and unused vacation amounts paid upon severance from employment. Under the Retirement Plan and the SERP, annual retirement benefits will be payable to each Named Executive Officer upon retirement (although there may be a six-month delay in payment of benefits that accrued under the SERP after January 1, 2005 if required by Section 409A of the Internal Revenue Code) and, upon the Named Executive Officer's death, to his or her spouse on a joint-and-survivor-annuity basis.

Mr. Hixon is eligible for full retirement benefits without any benefit reduction due to age. Ms. Stewart is eligible for early retirement since she has reached age 55 and has 10 years of creditable service. If Ms. Stewart chooses to retire prior to age 60, her benefits will be reduced by 1/360th for each month she is under age 60 at the time of retirement. Mr. Moorman retired on January 1, 2016, Ms. Butler retired on October 1, 2015, and Mr. Manion retired on February 1, 2016, and each was eligible for full retirement benefits without any benefit reduction due to age.

We have no policy with regard to granting extra years of credited service. However, as described below, our change-in-control agreements provide for additional years of credited service in limited circumstances.

DEFERRED COMPENSATION

Our Named Executive Officers may have deferred the receipt of portions of their compensation under two separate deferred compensation plans: the Officers' Deferred Compensation Plan ("ODCP") and the Executives' Deferred Compensation Plan ("EDCP"). The table and narrative below describe the material elements of these plans.

2015 NONQUALIFIED DEFERRED COMPENSATION TABLE

Name (a)	Plan	Executive Contributions in Last FY ($)[1] (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($)[2] (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($)[3] (f)
James A. Squires	ODCP	0	0	0	0	0
	EDCP	83,750	0	(4,128)	0	2,429,364
Charles W. Moorman, IV	ODCP	0	0	72,082	0	831,341
	EDCP	0	0	(4,339)	0	343,793
Marta R. Stewart	ODCP	0	0	16,049	0	245,324
	EDCP	0	0	0	0	0
Cynthia C. Earhart	ODCP	0	0	36,193	0	553,229
	EDCP	0	0	(10,832)	0	1,310,450
James A. Hixon	ODCP	0	0	76,155	0	907,379
	EDCP	0	0	(13,447)	0	1,081,538
Mark D. Manion	ODCP	0	0	265,204	0	2,642,036
	EDCP	0	0	(54,065)	0	1,821,123
Deborah H. Butler	ODCP	0	0	54,081	0	644,497
	EDCP	0	0	7,276	0	1,806,888

[1]   Amounts in this column are included in the "Salary" and/or "Non-Equity Incentive Plan Compensation" column(s) of the Summary Compensation Table.

[2]   Of these amounts, the following amounts are included in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table and represent the extent to which 2015 interest accrued on salary and annual incentives deferred under the Officers' Deferred Compensation Plan exceeded 120% of the applicable Federal long-term rate provided in Section 1274(d) of the Internal Revenue Code: Mr. Squires, $0; Mr. Moorman, $15,400; Ms. Stewart $0; Ms. Earhart, $0; Mr. Hixon, $13,070; Mr. Manion, $60,569; and Ms. Butler, $10,371.

[3]   Of these amounts, the following amounts have been previously reported as compensation to the Named Executive Officer in our Summary Compensation Tables beginning with the fiscal year ended December 31, 2000 and ending with the fiscal year ended December 31, 2014: Mr. Squires, $1,072,607; Mr. Moorman, $376,444; Ms. Stewart $0; Ms. Earhart, $0; Mr. Hixon, $224,102; Mr. Manion, $1,234,628; and Ms. Butler, $50,312.

NARRATIVE TO NONQUALIFIED DEFERRED COMPENSATION TABLE

The 2015 Nonqualified Deferred Compensation table presents amounts deferred under (i) the Officers' Deferred Compensation Plan and (ii) the Executives' Deferred Compensation Plan. Amounts deferred are credited to a separate memorandum account maintained in the name of each participant. We do not make contributions to participants' accounts.

Amounts deferred before January 1, 2001, were deferred under the Officers' Deferred Compensation Plan and earn a fixed rate of interest, which is credited to the account at the beginning of each quarter. In general, the fixed interest rate is determined on the basis of the participant's age at the time of the deferral. The total amount so credited for amounts deferred before January 1, 2001 (including interest earned thereon) is distributed in five installments beginning in the year following the year in which the participant retires.

Amounts deferred on or after January 1, 2001, have been deferred under the Executives' Deferred Compensation Plan. Participants may defer up to 50% of base salary and 100% of EMIP annual incentive payments and are credited with variable earnings and/or losses based on the performance of hypothetical investment options selected by the participant. The hypothetical investment options include various mutual funds as crediting indices. With respect to each deferral, participants may choose to receive a distribution at the earliest of separation from service, disability, or a date that is at least five years but not more than 15 years after the deferral year has ended.

The total amount credited to a participant will be distributed, in accordance with the participant's elected distribution option, in one lump sum or a stream of annual cash payments.

Our commitment to accrue and pay interest and/or earnings on amounts deferred is facilitated by the purchase of corporate-owned life insurance with executive officers as insureds under the policies. If the Board of Directors determines at any time that changes in the law affect our ability to recover the cost of providing the benefits payable under the Executives' Deferred Compensation Plan and the Officers' Deferred Compensation Plan, the Board, in its discretion, may reduce the interest and/or earnings on deferrals. With respect to the Officers' Deferred Compensation Plan, the adjusted rate of interest may not be less than one-half the rate otherwise provided for in the plan. For the Executives' Deferred Compensation Plan, the adjusted rate may not be less than the lesser of (a) one-half the rate of earnings otherwise provided for in the Executives' Deferred Compensation Plan or (b) 7%.

POTENTIAL PAYMENTS UPON A CHANGE IN CONTROL OR OTHER TERMINATION OF EMPLOYMENT

We have entered into certain agreements and maintain certain plans that will require us to provide compensation to our Named Executive Officers in the event of a termination of their employment with our company.

POST EMPLOYMENT BENEFITS

The benefits to be provided to our Named Executive Officers in the event of a termination due to retirement, involuntary separation, death, disability or a change in control are quantified in the table below. As of December 31, 2015, neither Mr. Squires nor Ms. Earhart was eligible to retire under our retirement plans, so figures listed for Mr. Squires and Ms. Earhart under Retirement assume a voluntary separation as of that date. Mr. Moorman retired as of January 1, 2016, and Mr. Manion retired February 1, 2016, and this table thus only reflects the amounts payable as a result of their retirements. As noted above, as a result of an internal restructuring and abolishment of her position, Ms. Butler received a severance payment under the Norfolk Southern Corporation Severance Pay Plan and she retired as of October 1, 2015, and this table thus reflects the amounts paid to Ms. Butler as a result of her severance and retirement. Except as provided in the preceding paragraph, this analysis assumes that on December 31, 2015,

- For a Retirement, the executive retired as of that date;
- For an Involuntary Separation, the executive's employment was terminated as of that date due to the executive's position being abolished in connection with a downsizing or internal restructuring (and the executive elected to retire if he or she is retirement eligible);
- For a Death, the executive dies on that date;
- For a Disability, the executive became disabled on that date; and
- For a Change in Control, (i) a change in control of our company occurred, as defined in the applicable change-in-control agreements, and (ii) each of the above Named Executive Officer's employment with us was terminated without cause.

	Retirement ($)	Involuntary Separation ($)	Death ($)	Disability ($)	Change in Control ($)
James A. Squires					
Severance Pay		830,769			9,450,000
Performance Share Units			1,837,777	1,837,777	2,750,055
Unvested Stock Options			542,160	542,160	
Accelerated Dividends					1,584,716
Restricted Stock Units			1,487,092	1,487,092	
Deferred Compensation Equivalent					1,787,250
Pension Enhancement					8,097,787
Health and welfare benefits		18,132	99,116	205,936	54,396
Life Insurance Proceeds			2,700,000		
Vacation Pay	86,538	86,538	86,538	86,538	86,538
Post retirement life insurance					
Excise Tax Gross-up on Severance Benefits					
TOTAL	86,538	935,439	6,752,683	4,159,503	23,810,742
Charles W. Moorman, IV					
Performance Share Units	5,512,978				
Unvested Stock Options	2,223,720				
Restricted Stock Units	5,307,177				
Health and welfare benefits	56,668				
Vacation Pay	96,154				
TOTAL	13,196,697				

	Retirement ($)	Involuntary Separation ($)	Death ($)	Disability ($)	Change in Control ($)
Marta R. Stewart					
Severance Pay		761,538			2,940,000
Performance Share Units	1,103,724	1,103,724	1,103,724	1,103,724	1,651,616
Unvested Stock Options	108,765	108,765	108,765	108,765	
Accelerated Dividends					265,240
Restricted Stock Units	649,651	649,651	649,651	649,651	
Deferred Compensation Equivalent					57,966
Pension Enhancement					4,178,185
Health and welfare benefits	168,137	168,137	85,394	168,137	36,264
Life Insurance Proceeds			1,800,000		
Vacation Pay	57,692	57,692	57,692	57,692	57,692
Post retirement life insurance					
Excise Tax Gross-up on Severance Benefits					
TOTAL	2,087,969	2,849,507	3,805,226	2,087,969	9,186,963
Cynthia C. Earhart					
Severance Pay		715,385			4,410,000
Performance Share Units			827,176	827,176	1,237,789
Unvested Stock Options			108,765	108,765	
Accelerated Dividends					202,394
Restricted Stock Units			554,065	554,065	
Deferred Compensation Equivalent					1,090,376
Pension Enhancement					5,044,095
Health and welfare benefits		5,388		103,143	16,164
Life Insurance Proceeds			1,800,000		
Vacation Pay	57,692	57,692	57,692	57,692	57,692
Post retirement life insurance				3,280	3,280
Excise Tax Gross-up on Severance Benefits					
TOTAL	57,692	778,465	3,347,698	1,654,121	12,061,790
James A. Hixon					
Severance Pay		715,385			4,410,000
Performance Share Units	1,028,943	1,028,943	1,028,943	1,028,943	1,539,714
Unvested Stock Options	524,340	524,340	524,340	524,340	
Accelerated Dividends					309,042
Restricted Stock Units	1,204,562	1,204,562	1,204,562	1,204,562	
Deferred Compensation Equivalent					455,551
Pension Enhancement					7,196,994
Health and welfare benefits	49,728	49,728		49,728	16,164
Life Insurance Proceeds			1,800,000		
Vacation Pay	57,692	57,692	57,692	57,692	57,692
Post retirement life insurance	12,141	12,141		12,141	12,141
Excise Tax Gross-up on Severance Benefits					
TOTAL	2,877,406	3,592,791	4,615,537	2,877,406	13,997,298

	Retirement ($)	Involuntary Separation ($)	Death ($)	Disability ($)	Change in Control ($)
Mark D. Manion					
Performance Share Units	1,433,890				
Unvested Stock Options	524,340				
Restricted Stock Units	1,345,827				
Health and welfare benefits	102,224				
Vacation Pay	57,692				
Post retirement life insurance	4,301				
TOTAL	3,468,274				
Deborah H. Butler					
Severance Pay		853,846			
Performance Share Units		1,103,724			
Unvested Stock Options		524,340			
Restricted Stock Units		1,204,562			
Health and welfare benefits		173,910			
Vacation Pay		34,483			
Post retirement life insurance		2,881			
TOTAL		3,897,746			

* This table does not include the pension benefits reflected in the Pension Benefits Table, or the deferred compensation amounts disclosed in the Nonqualified Deferred Compensation Table. In addition, this table does not quantify the benefits that would be payable under the Corporation's long-term disability plan to any of our Named Executive Officers who terminated employment as a result of total disability.

Severance Pay

For an Involuntary Separation resulting in the Named Executive Officer's position being abolished in connection with a downsizing or internal restructuring, these amounts represent two weeks of the executive's annual base salary for each calendar year of service up to a maximum of 80 weeks, but not in excess of twice the annual amount of the executive's salary payable in the 12-month period preceding the executive's severance date. For a description of the severance payable if the Named Executive Officer was involuntarily separated for a reason other than downsizing or internal restructuring, see the section captioned "Termination for Any Other Reason."

For a Change in Control, these amounts represent sum of each Named Executive Officer's base salary plus annual incentive pay times two for Ms. Stewart and times three for the other Named Executive Officers. If the Named Executive Officer had elected to defer either a portion of salary or annual incentive under the Executives' Deferred Compensation Plan, then a corresponding portion of this amount would have been deferred and subsequently paid in accordance with the Named Executive Officer's original deferral election rather than distributed in a lump sum.

Performance Share Units

For Retirement, Death or Disability, these amounts represent the estimated dollar value of performance share units to be earned during the performance cycles ending December 31, 2016, and December 31, 2017, assuming an earnout of 41.70% for the grants of performance share units made in 2014 and 41.70% for the grants of performance share units made in 2015, and in each case based on the $84.59 closing market price of our common stock on December 31, 2015. Because the number of performance share units earned is determined based on a three-year performance period for each cycle, these percentages represent (i) the actual percentage achieved for each completed year in the performance cycle for the Return on Average Invested Capital and Operating Ratio metrics, where applicable, and the 50% target percentage achievement for each of these metrics for each uncompleted year in the performance period, and (ii) a 40% achievement for the Total Shareholder Return metric over the entire three-year performance period, reflecting the earnout if Norfolk Southern's total shareholder return exceeds the median total shareholder return of the S&P 500 over the three-year performance cycle. Estimated amounts for the performance cycles ending December 31, 2015, and December 31, 2016, are also included in the Outstanding Equity Awards at Fiscal Year-End Table. However, because the Named Executive Officers would forfeit these awards but for retirement or death benefit provisions under LTIP, we have included these awards here as well. If a participant retires, dies or becomes disabled before the end of the performance period, the awards are calculated and earned at the end of the performance period as if the participant had not retired or died; however, these awards are subject to forfeiture in the event the participant "engages in competing employment" following retirement and before the end of the performance period.

For Involuntary Separation, each of the named executive officers other than Mr. Squires and Ms. Earhart was eligible to retire as of December 31, 2015; accordingly, had their employment been terminated by us or them on that date, each would have been entitled to the retirement benefit provisions under LTIP for their performance share units.

For a Change in Control, these amounts represent a cash payment to which the Named Executive Officer would not otherwise be entitled absent a change in control. Values based on (i) the $84.59 closing market price of our common stock on December 31, 2015, and (ii) the average earnout for performance share units for the two most recently completed cycles of 62.40%, which is the assumed earnout required under the change-in-control agreements. Performance share units are earned over a three-year cycle ending each December 31. SEC rules require that we assume a change in control occurred on the last day of our fiscal year. Therefore, our Named Executive Officers were fully vested in their performance share unit awards for the performance cycle ended December 31, 2015, and these awards are excluded from the above amounts.

Unvested Stock Options

For Retirement and Death, these amounts represent the value of the outstanding 2012 and 2013 unvested stock options for the Named Executive Officer for which vesting is accelerated to the date of his or her retirement or death. The amounts further represent the value of the outstanding unvested stock options for the Named Executive Officers for which vesting is not accelerated as a result of Retirement, Disability, or Death; however, because the Named Executive Officers would forfeit these awards but for the retirement, disability, or death provisions of LTIP and their LTIP award agreements, we have included the value of these unvested stock options as well. No value was attributed to accelerated vesting of the stock options granted in 2014 or 2015 since their exercise price was greater than the $84.59 closing market price of our common stock on December 31, 2015. Amounts in these columns do not include the value of vested, unexercised stock options. See the "Outstanding Equity Awards at Fiscal Year-End Table" for a complete list of each Named Executive Officer's vested unexercised options.

For Involuntary Separation, each of the named executive officers other than Mr. Squires and Ms. Earhart was eligible to retire as of December 31, 2015; accordingly, had their employment been terminated by us or them on that date, each would have been entitled to the retirement benefit provisions under LTIP for their unvested stock options.

For a Change in Control, this table does not report the value of vested options held by each Named Executive Officer as of December 31, 2015. Under each Named Executive Officer's change-in-control agreement, in the event his or her employment with us is terminated in connection with a change in control, we are required to pay him or her the then current spread value of his or her vested options rather than require him or her to exercise them and sell the underlying shares. Based on the $84.59 closing market price of our common stock on December 31, 2015, the values of those options were as follows: Mr. Squires, $3,088,795; Ms. Stewart, $275,899; Ms. Earhart, $1,051,846; and Mr. Hixon, $2,970,274. See the "Outstanding Equity Awards at Fiscal Year-End Table" for more information regarding these options. Unvested options do not provide for accelerated vesting at the time of a change in control and would be forfeited upon termination of their employment. Accordingly, options which were unvested as of December 31, 2015, are excluded from these amounts.

Restricted Stock Units

For Retirement, Death and Disability, these amounts represent the dollar value of restricted stock units based on the $84.59 closing market price of our common stock on December 31, 2015. These amounts are also included in the Outstanding Equity Awards at Fiscal Year-End Table. However, because the Named Executive Officers would forfeit these awards but for retirement, death or disability benefit provisions of LTIP and their LTIP award agreements, we have included these amounts here as well. If a participant retires, dies or becomes disabled before the end of the restriction period, the awards are delivered at the end of the restriction period as if the participant had not retired, died or become disabled; however, these awards are subject to forfeiture in the event the participant "engages in competing employment" following retirement and before the end of the restriction period.

For Involuntary Separation, each of the Named Executive Officers other than Mr. Squires and Ms. Earhart was eligible to retire as of December 31, 2015; accordingly, had their employment been terminated by us or them on that date, each would have been entitled to the retirement benefit provisions under LTIP for their restricted stock units.

For a Change in Control, the change-in-control agreements do not provide for the acceleration of any unvested restricted stock units held by Named Executive Officers at the time their employment with us is terminated or upon a change in control. Under the terms of the LTIP, they will forfeit any unvested restricted stock units if their employment is terminated for any reason other than Retirement, Disability or death. The Committee has the authority under LTIP to waive any restrictions restricted stock units.

Deferred Compensation Equivalent

For a Change in Control, these amounts represent the cash payment that would have been payable when the participant reached age 65, as provided in the change-in-control agreements. This amount does not include the aggregate balance of the Named Executive Officer's deferred compensation account as of December 31, 2015, in which the Named Executive Officer is currently vested. See column (f) of the "Nonqualified Deferred Compensation Table" for this amount. If the change in control was not a change in control as defined in the regulations to Section 409A of the Internal Revenue Code, then any portion of the deferred compensation that was subject to Section 409A would have been payable at the time and in the form provided under the terms of the plan under which the Named Executive Officer earned the benefit, without any acceleration or other alteration in the time and form of payment as a result of the change in control.

Pension Enhancement

For a Change in Control, these amounts represent the amount by which the Named Executive Officer's pension benefit, as enhanced by the change-in-control agreement, exceeds the actuarial present value of his or her accumulated pension benefits as of December 31, 2015. Amount does not include the actuarial present value of the Named Executive Officer's accumulated pension benefits as of December 31, 2015. See the "Pension Benefits Table" for a description of the pension benefits to which the Named Executive Officers are entitled upon their retirement.

Health and Welfare Benefits

For Retirement, Disability or a Change in Control, these amounts represent estimated medical benefits for the Named Executive Officers and their eligible dependents. For Involuntary Separation, each of the Named Executive Officers other than Mr. Squires and Ms. Earhart was eligible to retire as of December 31, 2015; accordingly, each of them other than Mr. Squires and Ms. Earhart could elect to retire and receive the same benefits as under the "Retirement" column. For involuntary separation for Mr. Squires and Ms. Earhart, these amounts represent cost of one year of medical coverage for the executive and his or her eligible dependents to be paid by the Corporation in accordance with the Involuntary Separation Plan. For Death, these amounts represent estimated medical benefits for the eligible dependents of the Named Executive Officer. For a Change in Control, these amounts represent medical and dental benefits for a fixed period of time specified in the change-in-control agreements.

Life Insurance Proceeds

These amounts represent the life insurance proceeds payable upon the death of the executive officer. In addition to the amounts listed in the table, if a Named Executive Officer died or was totally and permanently disabled for at least 12 months, in either case as a result of an accident that was covered under the insurance policy that provides benefits under the Executive Accident Plan, then the Named Executive Officer (in the case of disability) or his or her beneficiary (in the case of death) would receive a $400,000 lump sum payment from the insurance company.

Post-Retirement Life Insurance

These amounts represent the remaining premiums required to be paid to fully fund each Named Executive Officer's life insurance policy under our Executive Life Insurance Plan in the minimum number of level annual premiums allowable without causing the policy to violate Section 7702 of the Internal Revenue Code. The policy amounts are as follows: Mr. Squires, $345,000; Mr. Moorman, $565,000; Ms. Stewart, $103,400; Ms. Earhart, $300,000; Mr. Hixon, $570,000; Mr. Manion, $410,000; and Ms. Butler, $300,000. In addition, each Named Executive Officer would be eligible for retiree life insurance coverage under the Corporation's group life insurance program in the following amounts: Mr. Squires and Mr. Moorman, $5,000; and Ms. Stewart, Ms. Earhart, Mr. Hixon, Mr. Manion and Ms. Butler, $50,000.

For a Change in Control, the change-in-control agreements obligate us to pay the premiums on the Named Executive Officers' life insurance policies as if the Named Executive Officer terminated due to retirement under the Executive Life Insurance Plan.

No Excise Tax Gross-Up

In 2013, Norfolk Southern entered into amendments to its change-in-control agreements with the Named Executive Officers to eliminate the tax gross-ups that would have been payable on any Federal excise taxes on excess parachute payments. Each Named Executive Officer appointed since that time has signed an amendment agreeing to the elimination of this tax gross-up.

CHANGE-IN-CONTROL AGREEMENTS

Generally

We have entered into change-in-control agreements with a number of key executives, including our Named Executive Officers. A Named Executive Officer will only receive the benefits provided under these agreements if:

- a change in control of Norfolk Southern occurs, *and*
- within two years of the change in control, we terminate the Named Executive Officer's employment for any reason other than for "cause," death, total disability or mandatory retirement, or the Named Executive Officer terminates his or her employment with us for "good reason."

Definition of Change in Control

Generally, under these agreements, a change in control is defined as:

- a merger, sale of all or substantially all of our assets or similar fundamental transaction which results in our shareholders holding less than 80% of the voting power of the combined company;
- a shareholder-approved consolidation or dissolution pursuant to a recommendation of our Board of Directors;
- a change in the composition of the Board of Directors that results in less than a majority of Board members having either (i) served on the Board for at least two years or (ii) been nominated or elected to be a director by at least two-thirds of directors who had at least two years of service at the time of the director's nomination or election;

- any person or organization acquires more than 20% of our voting stock; or
- a determination by the Board that an event similar to those listed above has occurred or is imminent.

As noted below, the Named Executive Officers are entitled to accelerated payouts of amounts deferred under the Officers' Deferred Compensation Plan and the Executives' Deferred Compensation Plan ("EDCP") upon a change in control. For amounts deferred after 2004 under the EDCP, only events described above that also constitute a change in control as defined in the regulations to Section 409A of the Internal Revenue Code will result in accelerated distribution of those amounts.

Benefits Payable Upon Termination Following a Change in Control

Under our change-in-control agreements, the Named Executive Officers who become entitled to the benefits under those agreements are generally entitled to receive:

- two or three times annual base salary plus incentive pay, as specified in each individual's agreement;
- accrued but unpaid compensation;
- a cash payment for unearned performance share units awarded and as to which the performance cycle has not been completed;
- all dividend equivalents to which they would have been entitled had their employment not been terminated;
- early payout of compensation that was deferred under our nonqualified deferred compensation plans and a cash payment equal to the present value of the deferred compensation that would have been payable if the participant retired at age 65, as provided by the change-in-control agreements;
- accrued pension benefits, as modified by years of service and average final compensation enhancements provided by the change-in-control agreements;
- unused vacation for the year of termination, plus vacation for the following year;
- continued payment of premiums on the Named Executive Officer's life insurance policy under our Executive Life Insurance Plan; and
- continued medical and dental benefits, and $50,000 in group-term life insurance coverage, for a specified number of years but subject to termination if the Named Executive Officer receives substantially similar benefits from another employer after the termination of employment.

Prior to 2013, the Named Executive Officers were generally entitled to receive a payment in an amount sufficient to make them whole for any Federal excise tax on excess parachute payments. In January 2013, Norfolk Southern entered into amendments to its change-in-control agreements with the Named Executive Officers to eliminate tax gross-up payments provided under the agreements. Each Named Executive Officer appointed since that time has signed an amendment to their individual change-in-control agreement which eliminates this tax gross-up.

If we had terminated the Named Executive Officer's employment for reasons described below under "Events Triggering Change-in-Control Payments," these benefits would generally have been payable in a lump sum within ten business days of termination. However, any Severance Pay, Performance Share Unit Equivalent, Accelerated Dividend Equivalent, Vacation Pay and Prorata Incentive Pay would have been payable no earlier than six months after the Named Executive Officer's termination date if the Named Executive Officer was a "Specified Employee" on his or her termination date and if the change in control was not a change in control as defined in the regulations to Section 409A of the Internal Revenue Code. A "Specified Employee" is one of the 50 most highly compensated employees, as defined within the change-in-control agreement. If payment of any amounts were delayed because the Named Executive Officer was a Specified Employee, the delayed payment would have been credited with interest during the period from the termination date until the benefit was distributed at 120% of the short term Applicable Federal Rate determined under section 1274(d) of the Internal Revenue Code that was in effect on the Named Executive Officer's termination date.

Events Triggering Change-in-Control Payments

If we terminate a Named Executive Officer's employment with us for "cause," we will not be required to pay the benefits provided under his or her change-in-control agreement. "Cause" is defined as any of the following if the result of the same is materially harmful to us:

- an intentional act of fraud, embezzlement or theft in connection with the executive's duties or in the course of his or her employment with us;
- intentional wrongful damage to our property;
- intentional wrongful disclosure of secret processes or of our confidential information; or
- intentional violation of The Thoroughbred Code of Ethics or, as applicable, our Code of Ethical Conduct for Senior Financial Officers.

In addition, if a Named Executive Officer terminates employment with us within two years of a change in control for any of the following "good reasons," we are required to pay the Named Executive Officer the benefits provided under his or her change-in-control agreement:

- the Named Executive Officer is not elected or reelected to the office held immediately prior to the change in control, or—if serving as a director—he or she is removed as a director;
- the Named Executive Officer's salary or annual incentive opportunity is materially reduced below the amounts in effect prior to the change in control;
- we terminate or materially reduce the value or scope of the Named Executive Officer's perquisites, benefits and service credit for benefits provided under any employee retirement income or welfare benefit policies, plans, programs or arrangements in which he or she is participating immediately prior to the change in control and which have substantial value;
- the Named Executive Officer determines in good faith that following the change in control, he or she has been rendered substantially unable to carry out or has suffered a substantial reduction in any of the substantial authorities, powers, functions, responsibilities or duties attached to the position he or she held immediately prior to the change in control;
- the successor to the change in control does not assume all of our duties and obligations under the change-in-control agreement;
- we require that the Named Executive Officer relocate his or her principal location of work in excess of 50 miles from his or her employment location immediately prior to the change in control, or that the Named Executive Officer travel away from his or her office significantly more than was required immediately prior to the change in control; or
- there is any material breach of the change-in-control agreement by us or our successor.

Requirement Not to Compete

In exchange for the benefits provided under the change-in-control agreements, the Named Executive Officers agreed that if they accept benefits payable or provided under the agreements, they may not engage in competing employment for a period of one year from the date they are terminated following the change in control. "Competing employment" for this purpose is the provision of services of any type, kind or nature and in any capacity to any organization or person that is, that controls, that is controlled by, or one of whose significant customers or clients is (i) a Class I railroad operating in the United States, Canada or Mexico, (ii) an interstate trucking company operating in the United States, Canada or Mexico or (iii) a provider or arranger of intermodal services of any kind or nature, any portion of which services is provided or arranged in the United States.

RETIREMENT

As of December 31, 2015, all Named Executive Officers other than Mr. Squires and Ms. Earhart were of retirement age under our retirement plans. See "Termination for Any Other Reason" below for a discussion of the benefits to which Mr. Squires and Ms. Earhart would have been entitled had either retired as of December 31, 2015. Messrs. Hixon and Manion were eligible to retire as of December 31, 2015, with unreduced pension benefits under our retirement plans. Ms. Stewart was eligible to retire and choose to receive either (i) a temporary retirement benefit not to exceed $500 per month until reaching age 60, and thereafter the full amount of the accrued pension benefits disclosed in the Pension Benefits Table, or (ii) a reduced amount of the pension benefits disclosed in the Pension Benefits Table. In addition to these pension benefits, each Named Executive Officer would have been entitled to receive the deferred compensation amounts disclosed in the Nonqualified Deferred Compensation Table. Mr. Moorman retired as of January 1, 2016, Ms. Butler retired as of October 1, 2015, and Mr. Manion retired as of February 1, 2016, and each was eligible to receive unreduced pension benefits under our retirement plans.

DEATH OR DISABILITY

Death

If any of the Named Executive Officers had died on December 31, 2015, that Named Executive Officer's spouse would have been eligible for the pension benefits disclosed in the Pension Benefit Table (reduced on account of the Named Executive Officer's death) and the Named Executive Officer's designated beneficiaries would have been eligible for the deferred compensation benefits disclosed in the Nonqualified Deferred Compensation Table.

Disability

If the Named Executive Officers had become disabled on December 31, 2015, each of them other than Mr. Squires or Ms. Earhart could elect to retire and receive the benefits set forth above under "Retirement." For Mr. Squires, Ms. Earhart and any other Named Executive Officer electing not to retire, each would be entitled to disability benefits under the Corporation's long-term disability plan equal to one-half of the Named Executive Officer's base salary reduced by disability, retirement or sickness benefits paid from the Railroad Retirement Board and further reduced by other qualifying benefits as provided in the long-term disability plan.

TERMINATION FOR ANY OTHER REASON

As noted above, each of the Named Executive Officers other than Mr. Squires and Ms. Earhart was eligible to retire as of December 31, 2015; accordingly, had their employment been terminated by us or by them as of that date, each would have been entitled to the benefits set forth above under "Retirement." Because Mr. Squires and Ms. Earhart had at least 20 years of service as of December 31, 2015, had they terminated employment as of that date, each would have been eligible for either (i) the full amount of his accrued pension benefit disclosed in the Pension Benefits Table beginning at age 60, or (ii) the pension benefit disclosed in the Pension Benefits Table reduced by 1/360th for each month he or she was under age 60 at the time of retirement, with benefits beginning at the earliest upon reaching age 55.

In addition to these pension benefits, each Named Executive Officer would have been entitled to receive the deferred compensation benefits disclosed in the Nonqualified Deferred Compensation Table.

We also have a Severance Pay Plan. Under the Severance Pay Plan, if a Named Executive Officer's employment had been terminated as of December 31, 2015, due to the executive's position being abolished in connection with downsizing or internal restructuring, the Named Executive Officer would have been entitled to the following benefits:

- two weeks of the executive's annual base salary for each year of service up to a maximum of 80 weeks (but not in excess of twice the annual amount of the executive's salary payable in the 12-month period preceding the executive's severance date);
- continued health care benefits for the executive and the executive's eligible dependents until the earlier of (a) 12 months from the severance date, or (b) until those health care benefits would otherwise terminate under the continuation of coverage provisions of the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended (COBRA); and
- outplacement assistance for up to 90 days.

If the Named Executive Officer's employment had been terminated by us for a reason other than as described above, then the Named Executive Officer would have been entitled to one week of the executive's annual base salary for each year of service up to a maximum of 26 weeks, with the amount capped at two times the executive's salary paid in the 12-month period preceding the executive's severance date. The Named Executive Officer would not have been entitled to Severance Pay Plan benefits if terminated for reasons including, without limitation, the following: indictment, conviction of, or entering a plea of *nolo contendere* to any felony; commission of theft, fraud, or embezzlement, resulting in gain or personal enrichment; failure or refusal to substantially perform his or her duties for Norfolk Southern; conduct deemed so detrimental to the interests of Norfolk Southern that, in the judgment of the Plan Administrator, it should result in the termination not being deemed a severance; being unable to substantially perform his or her duties because of a physical or mental condition, including a condition that entitles him or her to benefits under any sick pay or disability income policy or program; refusing to transfer to another nonagreement position in the same department; or refusing to transfer to another nonagreement position in a different department assigned to a pay band with the same or higher bonus opportunity.

DIRECTORS' CHARITABLE AWARD PROGRAM BENEFIT

In addition to the benefits described above, Mr. Moorman and Mr. Squires are entitled to nominate one or more tax-exempt institutions to receive up to $500,000 from Norfolk Southern following their death. We continue to pay the life insurance premiums we use to partly fund this program. See "Non-Employee Director Compensation Table—Directors' Charitable Award Program" above for more information regarding this program.

NON-COMPETITION

In addition to restrictions imposed under our change-in-control agreements, awards under LTIP were—beginning in 2006—made subject to forfeiture in the event the Named Executive Officer "engages in competing employment" for a period of time following termination. For these purposes, "engages in competing employment" means working for or providing services to any of our competitors in North American markets in which we compete.

FUTURE SEVERANCE BENEFITS POLICY

In 2002, our Board of Directors agreed to abide by a shareholder approved proposal that future severance agreements with senior executives that exceed 2.99 times the sum of the executive's base salary plus bonus require shareholder approval.

COMPENSATION POLICY RISK ASSESSMENT

The Committee has assessed the risks arising from Norfolk Southern's compensation policies and practices for all employees to determine whether such policies or practices are reasonably likely to have a material adverse effect on the Corporation. As part of this assessment, in 2016, the Committee engaged Pay Governance to conduct a compensation risk analysis and report its findings to the Committee. Based on the observations and findings of Pay Governance's assessment, as well as its own considerations, the Committee determined that Norfolk Southern's compensation policies and practices are not reasonably likely to have a material adverse effect on the Corporation.

SHAREHOLDER PROPOSALS

ITEM 4: AN ADVISORY VOTE ON A SHAREHOLDER PROPOSAL CONCERNING ENTERING INTO DISCUSSIONS REGARDING A BUSINESS COMBINATION

Canadian Pacific Railway Limited ("CP"), 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, has advised Norfolk Southern that CP intends to present a non-binding proposal (the "CP Proposal") at the 2016 Annual Meeting.

The CP Proposal will be voted on at the 2016 Annual Meeting if properly presented by or on behalf of CP at the meeting. All statements contained in the CP Proposal are the sole responsibility of CP.

The Board of Directors unanimously opposes the CP Proposal for the reasons set forth in the "Directors' Statement in Opposition," which appears after the text of the CP Proposal.

We believe that by rejecting the CP Proposal, shareholders will send a clear message to CP that Norfolk Southern shareholders support greater value and regulatory certainty from CP. If CP were to state a willingness to meaningfully increase the consideration it is offering and were to receive a declaratory order from the Surface Transportation Board (the "STB") validating its proposed voting trust structure, then the Norfolk Southern Board would engage in good faith discussions regarding a potential business combination.

TEXT OF THE CP PROPOSAL

"RESOLVED, that the shareholders of the Company hereby request that the board of directors of the Company promptly engage in good faith discussions with Canadian Pacific Railway Limited ("Canadian Pacific") regarding a business combination transaction involving Canadian Pacific and the Company, without in any way precluding discussions the board of directors of the Company may choose to engage in with other parties."

DIRECTORS' STATEMENT IN OPPOSITION

The Board of Directors unanimously recommends that shareholders use the WHITE proxy card to vote AGAINST the CP Proposal for the following reasons:

Norfolk Southern's Board Is and Has Been Open to All Feasible Alternatives to Drive Shareholder Value and Has Pursued a Thorough, Highly-Independent, and Straightforward Review Process

Norfolk Southern's Board is committed to acting in the best interests of shareholders and is open to all feasible alternatives to drive shareholder value.

Since November 17, 2015, CP has submitted three public acquisition proposals to Norfolk Southern. Norfolk Southern's Board conducted a thorough review of each of these proposals, with a focus on determining whether the value of the proposals and certainty of consummation provided a basis upon which to engage. The most recent unsolicited acquisition proposal, which was publicly disclosed during a December 16, 2015 telephone call and webcast hosted by CP and Pershing Square Capital Management, L.P., related to a transaction in which Norfolk Southern shareholders would receive, if consummated, $32.86 per share in cash and 0.451 shares of stock in a new holding company that would own Norfolk Southern and CP, as well as 0.451 of a contingent value right, in exchange for each outstanding share of Common Stock of Norfolk Southern. This proposal purported to offer the ability to provide consideration to shareholders following the approval of a voting trust by the STB.

The Board, then composed of 13 directors, 11 of whom were independent, unanimously determined that the terms and conditions of each of CP's proposals were grossly inadequate, substantially undervalued Norfolk Southern and would face substantial regulatory risks and uncertainties that would be highly unlikely to be overcome.

The Board Has Confidence in the Value of Norfolk Southern's Strategic Plan

Norfolk Southern's strategic plan is focused on delivering sustainable, profitable growth by optimizing pricing, targeting service-sensitive markets and reducing costs. Norfolk Southern has publicly provided a clear roadmap of the long-term financial targets of the strategic plan, including our commitment to achieve annual expense savings of $650 million and drive operating ratio below 65%, both by 2020. The Board has confidence in the ability of Norfolk Southern's management team to achieve, and will hold management accountable for execution against, these targets.

The Board believes that Norfolk Southern's strategic plan is the right formula for building long-term value for all our shareholders, and believes that our strategic plan will generate greater long-term, sustainable shareholder value than CP's grossly inadequate and highly conditional proposals, which are substantially unlikely to be consummated. Our Board is confident that it would not be in the best interests of Norfolk Southern shareholders to pursue an alternative that does not provide superior value or greater certainty than Norfolk Southern's strategic plan.

Norfolk Southern Has Clearly Communicated Its Concerns Regarding the CP Acquisition Proposals

Prior to CP's submission of its initial written acquisition proposal, CP and Norfolk Southern met at Norfolk Southern's request to discuss the prospect of a merger. Norfolk Southern offered to participate in further meetings if the interested parties entered into a customary confidentiality agreement, but CP declined to engage in discussions regarding such an agreement. CP subsequently submitted three public acquisition proposals, each of which was reviewed carefully by the Board and rejected. In the Board's responses to each of CP's proposals, Norfolk Southern provided detailed information regarding the Board's concerns, and the bases for such concerns, relating to both the value and certainty of CP's proposals.

CP Has Not Addressed the Board's Concerns Regarding the Value and Certainty of Its Acquisition Proposals

Despite the clear communication of our Board's concerns regarding the value and certainty of the CP acquisition proposal, our Board believes CP has not addressed these concerns. Our Board believes that further discussions are not in the best interests of Norfolk Southern shareholders unless CP offers Norfolk Southern shareholders compelling value and receives a declaratory order from the STB validating its proposed voting trust structure.

CP has chosen not to improve the value of its unsolicited acquisition proposals to reflect the Board's belief of the full value of Norfolk Southern. In fact, after the Norfolk Southern Board communicated its concerns regarding the value of CP's first acquisition proposal, CP submitted a second, revised acquisition proposal that _decreased_ nominal value and cash consideration as of the date of receipt. CP's third acquisition proposal differed from the second only by adding a contingent value right with speculative value. Indeed, CP has publicly stated that it is not prepared to increase the value represented by its most recent unsolicited acquisition proposal by more than $1 or $2 per share.

Shareholder Proposal from Canadian Pacific is Unnecessary Because Norfolk Southern Would Have Discussions with CP if it Obtains a Declaratory Order and States a Willingness to Meaningfully Increase its Offer

In the event that CP addresses these concerns by receiving a declaratory order from the STB validating its proposed voting trust structure and indicates a willingness to meaningfully increase the value represented by its proposal, Norfolk Southern would be willing to enter into good faith discussions with CP regarding the potential combination of the two companies.

For the foregoing reasons, the Board of Directors unanimously recommends that shareholders use the WHITE proxy card to vote AGAINST the CP Proposal.

SHAREHOLDER PROPOSAL DEADLINES

Shareholders are entitled to submit proposals on matters appropriate for shareholder action consistent with SEC regulations and with our Bylaws. Any such proposal for the 2017 Annual Meeting of Shareholders must comply with applicable regulations and be **received** by the Corporate Secretary, Norfolk Southern Corporation, Three Commercial Place, 13th Floor, Norfolk, Virginia 23510-9219, as follows:

To be eligible for inclusion in our proxy statement and form of proxy, shareholder proposals must be received no later than November 28, 2016; or to be eligible to be presented from the floor for vote at the meeting (but not intended for inclusion in our proxy materials), shareholder proposals must be received during the period that begins December 3, 2016, and ends February 11, 2017.

SHAREHOLDER RECOMMENDATIONS AND NOMINATIONS

The Governance and Nominating Committee will consider director candidates recommended by shareholders. Any such recommendation should include:

- biographical information on the candidate, including all positions held as an employee, officer, partner, director or ten percent owner of all organizations, whether for profit or not-for-profit, and other relevant experience;
- a description of any relationship between the candidate and the recommending shareholder;
- a statement requesting that the Board consider nominating the individual for election as a director;
- written consent of the proposed candidate to being named as a nominee; and
- proof of the recommending shareholder's stock ownership.

Recommendations by shareholders must be in writing and addressed to the Chair of the Governance and Nominating Committee, c/o Corporate Secretary, Norfolk Southern Corporation, Three Commercial Place, 13th Floor, Norfolk, Virginia 23510-9219. To ensure that the Governance and Nominating Committee will have adequate time to consider all candidates, **shareholder recommendations must be received no later than November 28, 2016, in order to be considered for nomination for election at the 2017 Annual Meeting of Shareholders**.

A shareholder may directly nominate an individual for election as director instead of (or in addition to) recommending a candidate for the Governance and Nominating Committee's consideration. Unless required by SEC regulations, shareholder nominees will not appear in our proxy statement or on the proxy card for the annual meeting. **Shareholders wishing to nominate an individual for election as a director at an annual meeting must comply with specific Bylaw provisions, which are available on our website, *www.nscorp.com*, under the "Investors" tab in "Governance Documents." To be eligible to be included in the ballot at the 2017 Annual Meeting of Shareholders, director nominations must comply with these Bylaw provisions and must be received during the period that begins December 3, 2016, and ends February 11, 2017.**

As described in the Corporate Governance Guidelines, the Governance and Nominating Committee considers potential candidates to be nominated for election as directors, whether recommended by a shareholder, director, member of management or consultant retained for that purpose, and recommends nominees to the Board. The Governance and Nominating Committee reviews the current biography of the potential candidate and additional information provided by the individual or group that recommended the candidate for consideration. The Governance and Nominating Committee fully considers the qualifications of all candidates and recommends the nomination of individuals who, in the Governance and Nominating Committee's judgment, will best serve the long-term interests of all shareholders. In the judgment of the Governance and Nominating Committee and the Board, all director nominees recommended by the Governance and Nominating Committee should, at a minimum:

- be of high ethical character and have personal and professional reputations consistent with our image and reputation;
- have experience as senior executives of public companies or leaders of large organizations, including charitable and governmental organizations, or have other experience at a strategy or policy setting level that would be beneficial to us;
- be able to represent all of our shareholders in an objective and impartial manner; and
- have time available to devote to board activities.

It is the intent of the Governance and Nominating Committee and the Board that at least one director on the Board will qualify as an "audit committee financial expert," as that term is defined in regulations of the SEC.

OTHER MATTERS

The Board of Directors does not know of any other matters to be presented at the 2016 Annual Meeting, other than as noted elsewhere in this proxy statement. If other matters are properly brought for a vote before the 2016 Annual Meeting or at any postponement or adjournment thereof, your proxy gives authority to the persons named as proxies on the WHITE proxy card or voting instruction form to vote on these matters in accordance with their best judgment. The Chairman may refuse to allow the presentation of a proposal or a nomination for the Board at the Annual Meeting if it is not properly submitted.

STOCK OWNERSHIP INFORMATION

Applicable SEC rules require that we furnish you the following information relating to the oversight and management of Norfolk Southern and to certain matters concerning our Board of Directors and officers who are designated by our Board of Directors as executive officers for purposes of the Securities Exchange Act of 1934 ("Executive Officers").

BENEFICIAL OWNERSHIP OF STOCK

Based solely on our records and our review of the most recent Schedule 13G filings with the SEC, the following tables show information concerning the persons or groups known to Norfolk Southern to be beneficial owners of more than five percent of our common stock, our only class of voting securities:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Capital Research Global Investors[1] 333 South Hope Street, Los Angeles, CA 90071	30,957,169[1]	10.4%[1]
Common Stock	The Vanguard Group[2] 100 Vanguard Blvd., Malvern, PA 19355	19,013,740[2]	6.36%[2]
Common Stock	Blackrock, Inc.[3] 55 East 52nd Street, New York, NY 10055	15,851,364[3]	5.3%[3]

[1] Capital Research Global Investors reported in its Schedule 13G filing that it beneficially owned 10.4% of our common stock as of December 31, 2015, and that as of that date it had sole voting power and sole investment power with respect to all of such shares.

[2] The Vanguard Group reported in its Schedule 13G filing that it beneficially owned 6.36% of our common stock as of December 31, 2015, and that as of that date it had sole voting power with respect to 574,991 of such shares, shared voting power with respect to 30,600 of such shares, sole investment power with respect to 18,424,267 of such shares, and shared investment power with respect to 589,473 of such shares.

[3] Blackrock, Inc. reported in its Schedule 13G filing that it beneficially owned 5.3% of our common stock as of December 31, 2015, and that as of that date, it had sole voting power with respect to 13,330,959 of such shares, shared voting power with respect to none of such shares, and sole investment power with respect to all of such shares.

The following table shows, as of February 1, 2016, the beneficial ownership of our common stock for:

(1) each director and each nominee;

(2) our principal executive officer, our former principal executive officer, our principal financial officer, and each of the other three most highly compensated Executive Officers, based on total compensation for 2015, plus one other Executive Officer who would have been included but for her retirement during the year (collectively, the "Named Executive Officers"); and

(3) all directors and Executive Officers as a group.

Unless otherwise indicated by footnote to the data in the table, all such shares are held with sole voting and investment power, and no director or Executive Officer beneficially owns any Norfolk Southern equity securities other than our common stock. No one director or Executive Officer owns as much as 1% of the total outstanding shares of our common stock. All directors and Executive Officers as a group own approximately 0.81% of the total outstanding shares of our common stock.

Name	Shares of Common Stock	Name	Shares of Common Stock
Thomas D. Bell, Jr.	19,351[1]	Charles W. Moorman, IV	1,200,875[2]
Erskine B. Bowles	13,521[1]	Martin H. Nesbitt	8,276[1]
Robert A. Bradway	13,136[1]	James A. Squires	218,793[3]
Wesley G. Bush	14,159[1]	John R. Thompson	8,339[1]
Daniel A. Carp	36,211[1]	Marta R. Stewart	53,822[4]
Karen N. Horn	24,164[1]	Cynthia C. Earhart	85,934[5]
Steven F. Leer	69,122[1]	James A. Hixon	251,877[6]
Michael D. Lockhart	24,796[1]	Mark D. Manion	276,215[7]
Amy E. Miles	8,276[1]	Deborah H. Butler	206,390[8]
21 directors and Executive Officers as a group (including the persons named above)			2,582,593[9]

[1] Includes a one-time grant of 3,000 restricted shares to each non-employee director when that director was first elected to the Board. These grants were made pursuant to the Directors' Restricted Stock Plan; the director may vote these shares, but has no investment power over them until they are distributed (see "Non-Employee Director Compensation – Directors' Restricted Stock Plan"). The amounts reported include 2,130 restricted stock units awarded pursuant to the Long-Term

Incentive Plan to directors who were serving on the Board on January 28, 2016, which shares the directors would receive immediately upon leaving the Board. The amounts reported also include restricted stock units previously held, and which are vested or which will vest within 60 days, as follows: Mr. Bell, 14,221; Mr. Bowles, 8,006; Mr. Bradway, 8,006; Mr. Bush, 5,729; Mr. Carp, 30,295; Dr. Horn, 19,034; Mr. Leer, 63,992; Mr. Lockhart, 19,034; Ms. Miles, 3,146; Mr. Nesbitt, 3,146; and Mr. Thompson, 3,146. These restricted stock units will be settled in stock. While the directors have neither voting power nor investment power over the shares underlying these restricted stock units, the directors are entitled to receive the shares immediately upon leaving the Board. See "Non-Employee Director Compensation Table—Long-Term Incentive Plan" for more information regarding these restricted stock units. The amounts reported also include shares credited to certain directors' accounts in our Dividend Reinvestment Plan.

[2] Includes 2,768 shares credited to Mr. Moorman's account in our Thrift and Investment Plan; and 808,400 shares subject to stock options granted pursuant to our Long-Term Incentive Plan with respect to which Mr. Moorman has the right to acquire beneficial ownership within 60 days.

[3] Includes 148 shares credited to Mr. Squires' account in our Thrift and Investment Plan; 100,500 shares subject to stock options granted pursuant to our Long-Term Incentive Plan with respect to which Mr. Squires has the right to acquire beneficial ownership within 60 days; and 48,978 shares owned by an immediate family member and attributable to Mr. Squires.

[4] Includes 2,731 shares credited to Ms. Stewart's account in our Thrift and Investment Plan; and 12,900 shares subject to stock options granted pursuant to our Long-Term Incentive Plan with respect to which Ms. Stewart has the right to acquire beneficial ownership within 60 days.

[5] Includes 32,900 shares subject to stock options granted pursuant to our Long-Term Incentive Plan with respect to which Ms. Earhart has the right to acquire beneficial ownership within 60 days.

[6] Includes 8,786 shares credited to Mr. Hixon's account in our Thrift and Investment Plan; and 97,917 shares subject to stock options granted pursuant to our Long-Term Incentive Plan with respect to which Mr. Hixon has the right to acquire beneficial ownership within 60 days.

[7] Includes 6,439 shares credited to Mr. Manion's account in our Thrift and Investment Plan; and 206,930 shares subject to stock options granted pursuant to our Long-Term Incentive Plan with respect to which Mr. Manion has the right to acquire beneficial ownership within 60 days.

[8] Includes 1,432 shares credited to Ms. Butler's account in our Thrift and Investment Plan; and 142,364 shares subject to stock options granted pursuant to our Long-Term Incentive Plan with respect to which Ms. Butler has the right to acquire beneficial ownership within 60 days.

[9] Includes 23,927 shares credited to Executive Officers' individual accounts under our Thrift and Investment Plan. Also includes: 1,425,414 shares subject to stock options granted to Executive Officers pursuant to our Long-Term Incentive Plan with respect to which the participant has the right to acquire beneficial ownership within 60 days; and 48,978 shares owned by a family member whose ownership is attributed to an Executive Officer. For officers, this amount does not include restricted stock units which will ultimately be settled in shares of common stock upon the satisfaction of applicable vesting requirements but which do not vest within 60 days.

The following table shows, as of February 1, 2016, the number of NS stock units credited to those non-employee directors who have made elections under the Directors' Deferred Fee Plan to defer all or a portion of compensation and have elected to invest such amounts in phantom units of our common stock, as well as the shares of common stock (and units to be settled in shares of common stock) beneficially owned. A more detailed discussion of director compensation can be found in "Non-Employee Director Compensation." A stock unit represents the economic equivalent of a share of our common stock and serves to align the directors' individual financial interests with the interests of our shareholders because the value of the directors' holdings fluctuates with the price of our common stock. These stock units ultimately are settled in cash.

Name	Number of Shares Beneficially Owned[1]	Number of NS Stock Units[2]	Total Number of Shares Beneficially Owned and NS Stock Units
Thomas D. Bell, Jr.	19,351	0	19,351
Erskine B. Bowles	13,521	6,086	19,607
Robert A. Bradway	13,136	0	13,136
Wesley G. Bush	14,159	4,253	18,412
Daniel A. Carp	36,211	6,363	42,574
Karen N. Horn	24,164	0	24,164
Steven F. Leer	69,122	33,956	103,078
Michael D. Lockhart	24,796	10,726	35,522
Amy E. Miles	8,276	0	8,276
Martin H. Nesbitt	8,276	0	8,276
John R. Thompson	8,339	0	8,339

[1] Figures in this column are based on the beneficial ownership that appears on page 63.

[2] Represents NS stock units credited to the accounts of non-employee directors who have elected under the Directors' Deferred Fee Plan to defer all or a portion of compensation and have elected to invest such amounts in "phantom" units whose value is measured by the market value of shares of our common stock, but which ultimately will be settled in cash, not in shares of common stock. NS stock units have been available under the Directors' Deferred Fee Plan as a hypothetical investment option since January 1, 2001.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934 requires our directors and Executive Officers and any persons beneficially owning more than 10 percent of a class of our stock to file reports of beneficial ownership and changes in beneficial ownership (Forms 3, 4 and 5) with the SEC. Based solely on our review of copies of Forms 3, 4 and 5 available to us, or written representations that no Forms 5 were required, we believe that all required Forms concerning 2015 beneficial ownership were filed on time by all directors and Executive Officers.

VOTING AND PROXIES

This proxy statement and the accompanying WHITE proxy card relate to the Board of Directors' solicitation of your proxy for use at our Annual Meeting of Shareholders to be held on May 12, 2016. We began mailing to shareholders this proxy statement and the accompanying WHITE proxy card on approximately March 28, 2016, in order to furnish information relating to the business to be transacted at the 2016 Annual Meeting. We also included a copy of our 2015 Annual Report and its Form 10-K (referred to together herein as the "Annual Report") in the mailing for informational purposes; the Annual Report is not a part of the proxy solicitation materials.

The following questions and answers provide guidance on how to vote your shares.

WE WANT TO HEAR FROM YOU – VOTE TODAY.

Who can vote?

Shareholders who are record owners of our common stock as of the close of business on March 22, 2016, are entitled to notice of and to vote at the 2016 Annual Meeting.

As of the close of business on the Tuesday, March 22, 2016, record date, 316,522,975 shares of our common stock were issued and outstanding. Of those shares, 296,202,198 shares were owned by shareholders entitled to one vote per share. The remaining 20,320,777 shares were held by our wholly owned subsidiaries, which are not entitled to vote those shares under Virginia law.

What will I be voting on?

Shareholders will be voting (i) to elect directors of Norfolk Southern (Item 1); (ii) to ratify the appointment of KPMG as our independent auditors (Item 2); (iii) on an advisory basis, on executive compensation as disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and other related tables and disclosures in this proxy statement (Item 3); and (iv) on an advisory basis, on a shareholder proposal requesting that the Board enter into discussions regarding a business combination (Item 4).

Our Board of Directors is recommending that shareholders use the WHITE proxy card to vote **FOR** Items 1, 2 and 3, and **AGAINST** Item 4.

How will these matters be decided at the Annual Meeting?

Voting Item	Voting Standard	Treatment of Abstentions and Broker Non-Votes	Board Recommendation
1. Election of directors	Majority of votes cast	Not counted as votes cast and therefore no effect.	FOR EACH NOMINEE
2. Ratification of Independent Auditors	Majority of votes cast	Abstentions are not counted as votes cast and therefore no effect. Brokers have discretionary authority to vote without direction from the beneficial owner. If cast, the votes count.	FOR
3. Advisory Approval of Executive Compensation	Majority of votes cast	Not counted as votes cast and therefore no effect.	FOR
4. Advisory Approval of the CP Proposal	Majority of votes cast	Not counted as votes cast and therefore no effect.	AGAINST

If you sign and return the accompanying WHITE proxy card without specifying your vote on a particular voting item, your shares will be voted in accordance with the Board Recommendation unless you revoke your proxy before the shares are voted.

We have a majority voting standard for election of directors. Each director nominee who receives a majority of the votes cast will be elected. Any current director who does not meet this standard must, pursuant to our Bylaws, promptly tender resignation to the Board of Directors for consideration by our Governance and Nominating Committee.

How many shares are needed at the Annual Meeting to constitute a quorum?

The presence, either in person or by proxy, of the holders of a majority of the outstanding shares of our common stock entitled to vote at the 2016 Annual Meeting is necessary to constitute a quorum. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

Who is soliciting my proxy?

The Board of Directors is soliciting your proxy to vote your shares at the 2016 Annual Meeting. If you give the Board of Directors your proxy, your shares will be voted in accordance with the selections you indicate on the WHITE proxy card.

What should I do if I receive a proxy card from Canadian Pacific Railway Limited ("CP")?

CP has advised Norfolk Southern that it intends to present the CP Proposal at the 2016 Annual Meeting. If CP proceeds with the CP Proposal, you may receive proxy solicitation materials from CP, including an opposition proxy statement and green proxy card. Norfolk Southern is not responsible for the accuracy of any information contained in any proxy solicitation materials used by CP or any other statements that it may otherwise make.

If you receive a green proxy card from CP, we urge you to not return it and to vote using the enclosed WHITE proxy card. Norfolk Southern's Board does NOT endorse the CP Proposal and unanimously recommends that you disregard any proxy card or solicitation materials that may be sent to you by CP. Voting against the CP Proposal on a green proxy card that CP sends you is not the same as voting against the CP Proposal on the WHITE proxy card as the Norfolk Southern Board recommends, because a vote against the CP Proposal on its green proxy card will revoke any previous proxy submitted by you. If you have previously submitted a green proxy card to CP, we urge you to revoke that proxy by voting against the CP Proposal by using the enclosed WHITE proxy card. Only the latest validly executed proxy that you submit will be counted. Any proxy may be revoked at any time prior to its exercise at the 2016 Annual Meeting by following the instructions set forth under "What if I change my mind after I vote?" below. If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Innisfree M&A Incorporated, toll free at (877) 717-3936 or collect at (412) 232-3651.

Who is paying for this solicitation?

Norfolk Southern pays the cost of preparing proxy materials and soliciting proxies, including the reimbursement, upon request, of trustees, brokerage firms, banks and other nominee record holders for the reasonable expenses they incur to forward proxy materials to beneficial owners. Our officers and other employees may solicit proxies by telephone, facsimile, electronic mail or personal interview; they receive no additional compensation for doing so. We have retained Innisfree M&A Incorporated to assist in the solicitation of proxies. Innisfree will be entitled to a base fee of $250,000 in connection with the solicitation, with an additional fee of up to $250,000 being due depending on the level of the solicitation.

What is the difference between holding shares as a "shareholder of record" and as a "beneficial owner"?

If your shares are registered directly in your name with our transfer agent, American Stock Transfer and Trust Company, you are considered a "shareholder of record" with respect to those shares. If your shares are held in a brokerage account or bank, broker or other nominee, you are considered the "beneficial owner" of such shares.

How do I vote if I am a shareholder of record?

If you are the record owner of any shares of our common stock (the shares are registered in your name), you may vote your shares by submitting the WHITE proxy card.

You also may vote by telephone or the Internet in the manner described on the WHITE proxy card, or you may vote by marking, dating and signing the WHITE proxy card and mailing it to Norfolk Southern Corporation, c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5155, New York, NY 10150-5155.

You may also vote in person by ballot at the Annual Meeting.

How do I vote if I am a beneficial owner of the shares?

If you are the beneficial owner of any shares (the shares are held in street name by a broker, bank or other nominee), you may vote your shares by submitting your voting instructions to that entity on the WHITE voting instruction card included with these materials. You can only vote in person at the Annual Meeting if you bring a legal proxy from the record holder (the broker, bank or other nominee who holds your shares) assigning its voting authority to you.

Shares held in street name by a broker may be voted on certain matters even if you do not provide the record holder with voting instructions; brokers have the authority under New York Stock Exchange rules to vote shares for which their customers do not provide voting instructions on certain "routine" matters. The ratification of the appointment of KPMG LLP as our independent registered public accounting firm (Item 2) is considered a routine matter for which brokers may vote shares they hold in street name, even in the absence of voting instructions from the beneficial owner. The election of directors (Item 1), the advisory vote on executive compensation (Item 3), and the shareholder proposal (Item 4) are not considered routine matters, and a broker cannot vote shares it holds in street name on these proposals if it has not received voting instructions from the beneficial owner of the shares with respect to the proposals.

How do I vote if I own common stock through an employee plan?

If shares are credited to your account in the Norfolk Southern Corporation Thoroughbred Retirement Investment Plan or the Thrift and Investment Plan, you will receive an instruction form from the trustee of that plan. Your instruction form submitted by mail, over the telephone or Internet serves as voting instructions for the trustee of the plans, Vanguard Fiduciary Trust Company. If your instruction is not received by the trustee by 11:59 P.M. Eastern Time on May 9, 2016, the trustee of these plans will vote your shares for each item on the WHITE proxy card in the same proportion as the shares that are voted for that item by the other participants in the respective plan. Employee plan participants may vote their plan shares only through the trustee and may not vote their plan shares in person at the Annual Meeting.

What if I change my mind after I vote?

Any shareholder of record may revoke a previously submitted proxy at any time before the shares are voted by: (a) giving written notice of revocation to our Corporate Secretary; (b) submitting subsequent voting instructions over the telephone or the Internet; (c) delivering a validly completed proxy card bearing a later date; or (d) attending the 2016 Annual Meeting and voting in person. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, bank or other nominee, or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the 2016 Annual Meeting and voting in person.

How do I gain admission to the Annual Meeting?

Only shareholders or their legal proxies may attend the Annual Meeting. If you are a record owner of shares held in your name, you must bring a valid, government-issued photo identification. If you are a beneficial owner of shares held in street name by a broker, bank, or other nominee, you must bring a valid, government-issued photo identification and proof of beneficial ownership, such as: (a) a copy of the voting information form from your bank or broker with your name on it; (b) a letter from your bank or broker stating that you owned shares of our common stock as of the Record Date; or (c) an original brokerage account statement indicating that you owned shares of our common stock as of the Record Date.

Where can I find directions to the Annual Meeting?

Please visit our website at *www.nscorp.com* for directions to the Annual Meeting.

What if my disability may make it difficult for me to attend?

We are happy to provide reasonable assistance to help you access the meeting space where the Annual Meeting is being held. Please call or write our Corporate Secretary at least two weeks before the meeting to discuss what can be done to assist you.

What is householding?

As permitted by the Securities Exchange Act of 1934, we may deliver a single copy of the Annual Report and proxy statement, or the Notice of Internet Availability, to multiple record shareholders sharing an address. This is known as householding. Upon request, we will promptly deliver a separate copy of the Annual Report or proxy statement to a shareholder at a shared address to which a single copy of the document was delivered. If you would like a separate copy of this proxy statement or the 2015 Annual Report now or in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you may contact: Denise W. Hutson, Corporate Secretary, Norfolk Southern Corporation, Three Commercial Place, 13th Floor, Norfolk, Virginia 23510-9219 (telephone 757-823-5567).

Are votes confidential? Who counts the votes?

We have policies in place to safeguard the confidentiality of proxies and ballots. IVS Associates, Inc., Wilmington, DE, which we have retained to tabulate all proxies and ballots cast at the 2016 Annual Meeting, is bound contractually to maintain the confidentiality of the voting process. In addition, each Inspector of Election will have taken the oath required by Virginia law to execute duties faithfully and impartially.

None of our employees or members of our Board of Directors have access to completed proxies or ballots and, therefore, do not know how individual shareholders vote on any matter. However, when a shareholder writes a question or comment on a proxy or ballot, or when there is a need to determine the validity of a proxy or ballot, our management and/or their representatives may be involved in providing the answer to the question or in determining such validity.

Who can I call with questions?

You may contact our proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Call Toll-free: (877) 717-3936 (from the US and Canada)
Call: +1 (412) 232-3651 (from other locations)

Designed and prepared by www.Argyle.company



NORFOLK SOUTHERN

Our Vision

Be the safest, most customer-focused and successful transportation company in the world

2015 Annual Report



2015 Sustainability Report



IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 12, 2016

Pursuant to rules promulgated by the Securities and Exchange Commission ("SEC"), we have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including a proxy card, and by notifying you of the availability of our proxy materials on the Internet. In accordance with SEC rules, you may access our notice and proxy statement and annual report at *www.eproxyaccess.com/nsc2016*, which does not have "cookies" that identify visitors to the site. In addition, our notice and proxy statement and annual report are available on our website at *www.nscorp.com*.